Exhibit 99.2

Recent Developments

Preliminary Results

We are currently in the process of finalizing our financial results for the three months and twelve months ended December 31, 2020. Based on preliminary unaudited information for the three months ended December 31, 2020, our total shipment volumes are expected to be approximately 374 kt in comparison to 368 kt for the three months ended December 31, 2019. We estimate that our revenues for the three months ended December 31, 2020 will be approximately €1,240 to €1,250 million. This would represent a decrease of approximately 9% compared to €1,372 million for the three months ended December 31, 2019.

Adjusted EBITDA is expected to be in the range of €106 million to €116 million. This would represent a decrease in Adjusted EBITDA of between 12% and 4% from €121 million for the three months ended December 31, 2019. The decrease in Adjusted EBITDA for the three months ended December 31, 2020 is primarily due to weaker results in our Aerospace & Transportation segment. We expect our income before income tax for the three months ended December 31, 2020 will be in the range of €11 million to €29 million, compared to income before income tax of €12 million for the three months ended December 31, 2019. This change is primarily due to strong cost control and lower financing costs, partially offset by impairment charges relating primarily to certain of our smaller plants in the A&T and AS&I segments.

Our revenue for the twelve months ended December 31, 2020 is expected to be approximately €4,880 million to €4,890 million, a decrease of approximately 17% in comparison to our revenues for the twelve months ended December 31, 2019 of €5,907 million, primarily as a result of lower activity due to the COVID-19 pandemic. Adjusted EBITDA is expected to be in the range of €460 million to €470 million for the twelve months ended December 31, 2020, representing a decrease of between 18% and 16% in comparison to our Adjusted EBITDA for the twelve months ended December 31, 2019 of €562 million. The decrease is primarily due to weaker results in our A&T and AS & I segments. Loss before income tax for the twelve months ended December 31, 2020 is expected to be between €26 million and €44 million. Free Cash Flow for the three months ended December 31, 2020 is expected to be approximately €21 million to €31 million and Free Cash Flow for the twelve months ended December 31, 2020 is expected to be approximately €150 million to €160 million.

The following table reconciles our estimated income / (loss) before income tax for the three months and twelve months ended December 31, 2020 and 2019 to our Adjusted EBITDA.

	Three months ended December 31			Twelve months ended December 31
(€ in millions)	2020		2019	2020		2019
	Low	High		Low	High
Net income / (loss) before tax	11	29	12	(44)	(26)	82
Finance costs, net	35	35	40	159	159	175
Depreciation and amortization	63	63	73	259	259	256
Impairment of assets	29	29	—	43	43	—
Restructuring costs	2	—	2	15	13	4
Other (1)	(34)	(40)	(6)	28	22	45

Adjusted EBITDA	106	116	121	460	470	562

(1)

Other includes primarily unrealized gains and losses on derivatives and remeasurement of monetary assets, metal lag, start-up and development costs share based compensation. See footnote 5.2 of our audited consolidated financial statements for the year ended December 31, 2019 incorporated by reference in this offering memorandum for further details on adjustments to our historical information.

The following table reconciles our estimated Free Cash Flow for the three months and twelve months ended December 31, 2020 and 2019 to our estimated Net Cash Flow from Operating Activities.

	Three months ended December 31			Twelve months ended December 31
(€ in millions)	2020		2019	2020		2019
	Low	High		Low	High
Net cash flow from operating activities	64	74	107	327	337	447
Purchases of property, plant and equipment	(43)	(43)	(91)	(177)	(177)	(271)
Other investing activities		—	2		—	(1)

Free Cash Flow	21	31	18	150	160	175

Adjusted EBITDA and free cash flow are not measures defined by IFRS. For a definition of Adjusted EBITDA and free cash flow and the reasons why management believes the inclusion of these measures is useful to provide additional information to investors about our performance, see footnotes 3 and 5 of “—Summary Historical Financial Information.”

We have provided ranges for our preliminary results described above because our financial closing procedures for the three months and twelve months ended December 31, 2020 are not yet complete. We currently expect that our final results will be within the ranges described above. However, these estimates are preliminary, and are based on, and represent the most current information available to management as of the date of this offering memorandum. Therefore, it is possible that our actual financial results may differ materially from these estimates as we undergo the completion of our financial closing procedures, make final adjustments and consider other developments which may arise between now and the time we finalize our financial results for the three months and twelve months ended December 31, 2020.

Accordingly, you should not place undue reliance on these preliminary estimates. The preliminary unaudited financial data for the three months and twelve months ended December 31, 2020 included in this offering memorandum have been prepared by, and are the responsibility of, our management. PricewaterhouseCoopers Audit has not reviewed, audited, compiled, or performed any procedures in respect to the preliminary unaudited financial data. Accordingly, PricewaterhouseCoopers Audit does not express an opinion or any other form of assurance with respect to the preliminary unaudited financial data.

Tender Offer and Redemption of the 2025 Notes

Substantially concurrently with the launch of this offering of the Notes, we intend to (i) commence a cash tender offer (the “Tender Offer”) for any and all of our outstanding 6.625% Senior Notes due 2025, which were issued on February 16, 2017 in the aggregate principal amount of $650 million (the “2025 Notes”) and are currently outstanding in the aggregate principal amount of $650 million, and (ii) issue a notice of redemption for all of the outstanding 2025 Notes (the “Redemption”), with an expected redemption date of March 11, 2021 (the “Redemption Date”), at a redemption price equal to 101.656% of the principal amount of the 2025 Notes redeemed plus accrued and unpaid interest, if any, to the Redemption Date (the “Redemption Price”). Pursuant to the Tender Offer, holders of 2025 Notes who validly tender (and do not validly withdraw) their 2025 Notes at or prior to 5:00 p.m., New York City time, on February 19, 2021 (such time and date, as it may be extended, the “Expiration Time”) will be eligible to receive an amount in cash equal to $1,018.25 per $1,000 principal amount of 2025 Notes on the settlement date (the “Settlement Date”), which is expected to coincide with the issuance of the Notes.

This offering memorandum is not an offer to purchase or a solicitation of an offer to sell the 2025 Notes. The Tender Offer and Redemption are conditioned on the issuance of the Notes offered hereby.

Substantially concurrently with the issuance of the Notes, we intend to satisfy and discharge (the “Satisfaction and Discharge,” and, together with the Tender Offer, the Redemption and the issuance of the Notes, the “Transactions”) the indenture governing the 2025 Notes by depositing with the trustee for the 2025 Notes an amount in cash sufficient to pay on the Redemption Date the Redemption Price for all 2025 Notes not purchased pursuant to the Tender Offer.

We intend to use the net proceeds from this offering, together with cash on hand, to fund the Tender Offer and the Redemption and to pay related fees and expenses. See “Use of Proceeds.”

Financing Matters

Issuance of the 2028 Notes and Redemption of the 2021 Euro Notes

On June 30, 2020, Constellium SE issued $325,000,000 aggregate principal amount of 5.625% Senior Notes due 2028 (the “2028 Notes”). In connection with the issuance of the 2028 Notes, Constellium SE satisfied and discharged the indenture (the “2021 Euro Notes Indenture”) governing the 4.625% Senior Notes due 2021 (the “2021 Euro Notes”) and on July 16, 2020, all of the outstanding 2021 Euro Notes were redeemed in accordance with the terms of the 2021 Euro Notes Indenture.

Amendment No. 2 to Pan-U.S. ABL Facility

On April 24, 2020, Constellium Rolled Products Ravenswood, LLC, Constellium Muscle Shoals LLC, and Constellium Bowling Green LLC (the “Borrowers”) entered into an Amendment No. 2 (“Amendment No. 2”) to their existing asset-based revolving credit facility (the “Existing Pan-U.S. ABL Facility”, and now as amended by Amendment No. 2, the “Pan-U.S. ABL Facility”), with certain of Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent (the “Administrative Agent”) and collateral agent. Amendment No. 2, established a new fully-committed delayed draw term loan facility (the “Delayed Draw Term Loans”) that allows the Borrowers to borrow an aggregate amount up to the lesser of $166.25 million and 50% of the net orderly liquidation value of certain eligible equipment, in up to three separate draws at any time until November 1, 2020 (the “Term Loan Commitment Expiration Date”). If drawn, the proceeds of the Delayed Draw Term Loans will be used for general corporate purposes. The Delayed Draw Term Loans (if drawn) will mature on the earlier of (i) June 21, 2022 and (ii) 90 days prior to the maturity date of any indebtedness (other than loans under the Pan-U.S. ABL Facility) of any Borrower or any Borrower’s subsidiaries in an aggregate amount exceeding $50.0 million (but excluding for this purpose the indebtedness of Borrowers pursuant to their guarantees of the existing unsecured notes issued by Constellium SE).

Interest payable on any drawn Delayed Draw Term Loans will be calculated, at the applicable Borrower’s election, based on either the LIBOR or base rate (as calculated by the Administrative Agent in accordance with the Pan-U.S. ABL Facility), plus a margin equal to 4.00% per annum in the case of LIBOR loans and 3.00% in the case of base rate loans. The Delayed Draw Term Loans will be subject to quarterly amortization payments of principal (calculated on the basis of a seven year assumed life) commencing on January 1, 2021. The Delayed Draw Term Loans are subject to substantially the same covenants as the Existing Pan-U.S. ABL Facility.

Amendment No. 2 also modified the interest rate that applies to any revolving loans under the Pan-U.S. ABL Facility to equal, at the applicable Borrower’s election, LIBOR plus a margin of 1.75%-2.25% or base rate plus a margin of 0.75%-1.25% (in each case, determined based on (i) a net leverage ratio until the Term Loan Commitment Expiration Date and the prepayment or repayment of outstanding Delayed Draw Term Loans and (ii) average quarterly excess availability thereafter). Until the Term Loan Commitment Expiration Date, the applicable margins for LIBOR and base rate loans will be 2.25% and 1.25%, respectively.

Borrowings under the Delayed Draw Term Loans may be repaid from time to time without premium or penalty, subject to customary “breakage” costs with respect to LIBOR loans and certain excess availability conditions.

Amendment No. 3 to Pan-U.S. ABL Facility

On September 25, 2020, the Borrowers entered into an Amendment No. 3 (“Amendment No. 3”) to the Pan-U.S. ABL Facility with certain of the Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 3, among other things, extended the Term Loan Commitment Expiration Date to May 1, 2021 and changed the date of the first quarterly amortization payment of principal with respect to the Delayed Draw Term Loans from January 1, 2021 to July 1, 2021.

PGE French Facility

On May 13, 2020, Constellium International S.A.S. (the “French Borrower”) entered into a term facility agreement for a loan guaranteed by the French State (PGE Grande Entreprise) (the “PGE French Facility”) with BNP Paribas as coordinator, agent and security agent and BNP Paribas, Société Générale and Bpifrance Financement as original lenders. The PGE French Facility established a fully committed term loan (the “PGE Loan”) that allowed the French Borrower to borrow an aggregate amount of up to €180 million in one draw on May 20, 2020, which the French Borrower drew on such date. The proceeds of the PGE French Facility will be used for financing the working capital and liquidity needs of the French Borrower and its subsidiaries in France. The PGE Loan will mature no earlier than May 20, 2021, and the French Borrower will have an option to extend for up to five years.

In accordance with French law no. 2020-289 dated March 23, 2020, related ministerial order (arrêté) dated March 23, 2020, as may be amended from time to time, and pursuant to ministerial order (arrêté) dated May 15, 2020 published on May 16, 2020, 80% of the principal outstanding amount of the PGE Loan benefits from a guarantee of the French State.

Interest payable on the drawn PGE Loan will be calculated based on the EURIBOR plus a margin and the cost of the guarantee calculated in accordance with the PGE French Facility equal to at least 1.30% per annum for the margin and 0.50% for the guarantee during the first year of the PGE Loan.

The PGE French Facility contains financial covenants that provide that, on semi-annual testing dates: (i) the Leverage shall not exceed a specified ratio, beginning at 6.5x for June 30, 2021 and (ii) the Interest Cover Ratio (calculated on a twelve-month basis) is at least equal to a specified ratio, beginning at 1.75x for June 30, 2021. “Leverage” means the ratio of total net debt on the relevant testing date to the consolidated EBITDA of Constellium SE (of which the French Borrower is a consolidated subsidiary). “Interest Cover Ratio” means the ratio of the consolidated EBITDA of Constellium SE to the aggregate of (x) the consolidated net financial interest of Constellium SE for that period and (y) the aggregate amount of any other financial expenses invoiced or paid by Constellium SE during that period.

The PGE French Facility also contains customary terms and conditions, including, among other things, negative covenants limiting the ability of the French Borrower, Constellium France Holdco S.A.S., Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S. (and, as the case may be, any other French subsidiary of the French Borrower designated by the French Borrower as a material subsidiary), inter alia, to incur debt, grant liens, sell assets, make acquisitions, merge, demerge, amalgamate or enter into corporate reconstruction, enter into joint ventures, make loans and advances (including, in specific events, to other members of the Constellium SE group of companies) and enter into certain derivative transactions.

Borrowings under the PGE Loan may be repaid from time to time without premium or penalty, subject to customary “breakage” costs and certain mandatory prepayment events as mentioned in the PGE French Facility.

The French Borrower’s obligations under the PGE French Facility are secured by pledges of (i) the shares of Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S. owned by Constellium France Holdco S.A.S., and (ii) certain French bank accounts of the French Borrower, Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S.

Swiss Facilities

On April 14, 2020, Constellium Valais SA entered into term facility agreements for loans with credit support from the Swiss Federal Government. These facilities allow for the borrowing of a combined amount of CHF 20 million, are uncommitted and were entirely drawn as of September 30, 2020.

German Facilities

Two of our German entities entered into two credit facilities on July 15, 2020 for a total amount of €50 million, of which 80% is guaranteed by the German government.

European Factoring Agreements

On April 30, 2020, the Company extended certain of its European Factoring Agreements, as defined and disclosed in Item 10 (Additional Information—C. Material Contracts) in our Annual Report on Form 20-F for the year ended December 31, 2019, which content is incorporated herein by reference. The German/Swiss, and Czech Factoring Agreements were each extended to December 31, 2023. All other terms remain the same as previously disclosed.

On May 26, 2020, the French Factoring Agreement was amended to (a) extend the maturity to December 31, 2023, (b) add a €20 million recourse tranche to the facility to increase liquidity of the facility on the same asset base and subject to the same terms, and (c) change the interest rate margin to be EURIBOR plus 0.8%-1.4% depending on Constellium SE’s credit rating.

Impact of COVID-19

The outbreak of COVID-19 and measures to prevent its spread began to impact customer demand in Europe and in North America during March. Automotive OEMs in both North America and Europe curtailed their operations starting in mid-March and subsequently resumed production in late May or June. Aerospace OEMs reduced their build rates, which remained at depressed levels through 2020. In contrast, demand from our packaging customers has not been significantly impacted by the pandemic. Despite increases in infection rates in the fourth quarter of 2020, demand from our customers is expected to increase compared to the third quarter of 2020.

Across our segments, many of our relationships with our customers are governed by requirements contracts (that is, the quantities of materials we supply is based on our customers’ needs), such that reduced production by our customers has a direct impact on our revenues. As demand for our products and our resulting production levels declined, our operating margins were adversely impacted.

As our customers reduced or delayed production, we adjusted operating levels at the relevant manufacturing sites. Our plants have substantially adjusted to current levels of demand, and our employment levels have largely stabilized. Our packaging and automotive plants are running at high production levels. Our aerospace operations continue to run at levels far below the prior year. While the situation remains fluid, we continue to monitor the impact of the pandemic and anticipate continued temporary reductions in operating levels at some of our manufacturing facilities, particularly those focused on our aerospace customers.

Employee Safety

We are committed to ensuring the safety of our employees and have implemented a number of measures at our manufacturing sites to promote the well-being of employees, their families and the local community, including actions taken in response to governmental requirements.

Liquidity and Financial Condition

In response to the COVID-19 crisis, Constellium increased liquidity to €1,018 million at September 30, 2020, including adding a $166 million fully-committed Delayed Draw Term Loan facility, €180 million in loans under the PGE French Facility, an uncommitted CHF20 million loan under the Swiss Facilities, and €50 million under the German facilities.

Mitigating Actions

We have taken a number of actions to offset the adverse financial impacts of the COVID-19 pandemic. These include:

•	reducing input purchases and discretionary spending;

•	reducing labor costs, including through the use of partial time unemployment schemes, temporary layoffs and furloughs;

•	managing trade working capital;

•	targeting capital spending of €175 million in 2020 (down €96 million compared to 2019); and

•	utilizing governmental aid programs where available.

Management remains confident in its ability to navigate through this global crisis. The Company continues to evaluate the impact that this global pandemic may have on its future results of operations, cash flows, financial position and liquidity, and the foregoing preliminary views are based on currently available information. See “Risk Factors—Risks Related to Our Business—Widespread public health pandemics, including COVID-19, have had and could continue to have a material and adverse effect on our business, financial condition and results of operations” for additional information regarding the potential effects of COVID-19.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table sets forth the summary historical consolidated financial data for Constellium for the periods and as of the dates indicated.

The summary historical financial information presented as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017 has been derived from Constellium’s audited consolidated financial statements, prepared in conformity with IFRS as issued by the IASB, and in conformity with IFRS as endorsed by the EU, incorporated by reference in this offering memorandum. The summary historical financial information presented as of December 31, 2017 has been derived from our audited financial statements not included or incorporated by reference in this offering memorandum.

The summary historical financial information presented as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019 has been derived from the unaudited condensed interim consolidated financial statements, prepared in accordance with IAS 34—Interim Financial Reporting and included elsewhere in this offering memorandum. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

We have adopted IFRS 16, “Leases” as of January 1, 2019 and have applied this new accounting policy to the historical financial information presented as of December 31, 2019 and for the year ended December 31, 2019. As a result, any financial statements for periods prior to the adoption of IFRS 16 will not be comparable to the financial information prepared after January 1, 2019, including the year ended December 31, 2019 as compared to prior years. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Accounting Policies, Critical Accounting Estimates and Key Judgments” and Note 2.2 to our audited financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

On January 10, 2019, we acquired UACJ’s 49% interest in Bowling Green. As a result of this transaction, we own 100% of Bowling Green. This entity, previously accounted for under the equity method, is consolidated from the date of the acquisition in our audited consolidated financial statements. As a result, any financial statements for periods prior to the acquisition will not be comparable to the financial information prepared after January 10, 2019, including the year ended December 31, 2019 as compared to prior years. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Accounting Policies, Critical Accounting Estimates and Key Judgments” and Note 3 to our audited financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

This information is only a summary and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited condensed interim consolidated financial statements of Constellium and notes thereto included elsewhere in this offering memorandum and the audited consolidated financial statements of Constellium and notes thereto incorporated by reference in this offering memorandum.

	As of and for the year ended December 31,			As of and for the nine months ended September 30,
(€ millions other than per ton data)	2019	2018	2017	2020	2019
Statement of income data
Revenue	5,907	5,686	5,237	3,640	4,535
Gross Profit	602	538	555	342	471
Income from operations	255	404	338	69	200
Finance costs—net	(175)	(149)	(260)	(124)	(135)
Net income / (loss)	64	190	(31)	(43)	42

	As of and for the year ended December 31,			As of and for the nine months ended September 30,
(€ millions other than per ton data)	2019	2018	2017	2020	2019
Statement of financial position data
Cash and cash equivalents	184	164	269	432	152
Borrowings(1)	2,361	2,151	2,127	2,456	2,370
Total liabilities	4,269	4,015	4,030	4,455	4,489
Total assets	4,184	3,901	3,711	4,295	4,340
Net liabilities or total equity	(85)	(114)	(319)	(160)	(149)
Share capital	3	3	3	3	3
Other operational and financial data (unaudited):
Net cash flows from operating activities	447	66	160	263	340
Capital expenditure(2)	(271)	(277)	(276)	(134)	(180)
Free Cash Flow(3)	175	(225)	(134)	129	157
Volumes (in Kt)	1,589	1,534	1,482	1,057	1,221
Net Debt(4)	2,183	1,996	1,889	2,050	2,213
Adjusted EBITDA(5)	562	498	448	354	441
Adjusted EBITDA per ton (€ per ton)	354	325	302	335	361
Packaging & Automotive Rolled Products (P&ARP) Adjusted EBITDA per ton (€ per ton)	249	234	202	280	250
Aerospace & Transportation (A&T) Adjusted EBITDA per ton (€ per ton)	843	619	614	666	854
Automotive Structures & Industry (AS&I) Adjusted EBITDA per ton (€ per ton)	423	502	510	389	439

	As of and for the year ended December 31,			As of and for the twelve months ended September 30,(7)
	2019	2018	2017	2020	2019
Ratio of Total Secured Debt(6) to Adjusted EBITDA	0.6	0.1	0.3	0.9	0.6
Ratio of Net Debt to Adjusted EBITDA	3.9	4.0	4.2	4.3	4.1
Ratio of Borrowings to Adjusted EBITDA	4.2	4.3	4.7	5.2	4.3

As of and for the twelve months ended September 30, 2020
As adjusted after giving effect to the Transactions(8):
As adjusted ratio of Total Secured Debt to Adjusted EBITDA	0.9
As adjusted ratio of Net Debt to Adjusted EBITDA	4.3
As adjusted ratio of Borrowings to Adjusted EBITDA	4.9

(1)	Borrowings is defined as the sum of current and non-current borrowings.
(2)	Represents purchases of property, plant, and equipment.
(3)

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or lease obligations. Free Cash Flow is calculated as follows:

	For the year ended December 31,			For the three months ended September 30,		For the nine months ended September 30,
(in €millions)	2019	2018	2017	2020	2019	2020	2019
Net cash flows from operating activities	447	66	160	111	80	263	340
Purchases of property, plant and equipment	(271)	(277)	(276)	(36)	(50)	(134)	(180)
Equity contributions and loans to joint-ventures	—	(24)	(41)	—	—	—	—
Other investing activities	(1)	10	23	—	1	—	(3)

Free Cash Flow	175	(225)	(134)	75	31	129	157

(4)

Net debt, a measurement not defined by IFRS, is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS. Net debt is calculated as follows:

	As of December 31,			As of September 30,
(in €millions)	2019	2018	2017	2020	2019
Borrowings	2,361	2,151	2,127	2,456	2,370
Fair value of cross currency interest swaps(a)	6	9	32	26	(5)
Cash and cash equivalents	(184)	(164)	(269)	(432)	(152)
Cash pledged for issuance of guarantees	—	—	(1)	—	—

Net debt	2,183	1,996	1,889	2,050	2,213

(a)

Represents the fair value of cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates used to hedge the principal of the Constellium SE U.S. Dollar senior notes, net of related margin calls.

(5)

Adjusted EBITDA, a measurement not defined by IFRS, is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally nonrecurring items.

The table presented below provides a reconciliation of Constellium’s net income or loss to Adjusted EBITDA for each of the three years ended December 31, 2019, 2018 and 2017 and for the nine months ended September 30, 2020 and 2019:

	For the year ended December 31,			For the nine months ended September 30,
(€millions)	2019	2018	2017	2020	2019
Net income / (loss)	64	190	(31)	(43)	42
Income tax expense (benefit)	18	32	80	(12)	28
Finance costs, net	175	149	260	124	135
Share of (income) / loss of joint ventures	(2)	33	29	—	(5)
Depreciation, amortization and impairment	256	197	171	210	183
Restructuring costs	4	1	4	13	2
Unrealized (gains) / losses on derivatives	(33)	84	(57)	1	(13)
Unrealized exchange losses from remeasurement of monetary assets and liabilities—net	—	—	4	(1)	—
(Gains) / losses on pension plan amendments(a)	(1)	(36)	(20)	2	1
Share based compensation	16	12	8	11	12
Metal price lag(b)	46	—	(22)	33	40
Start-up and development costs(c)	11	21	17	5	8
Manufacturing system and process transformation costs	—	—	2	—	—
Bowling Green one-time costs related to the acquisition(d)	5	—	—	—	6
Losses / (gains) on disposals(e)	3	(186)	3	2	2
Other(f)	—	1	—	9	—

Adjusted EBITDA	562	498	448	354	441

(a)

For the year ended December 31, 2018, the Company amended one of its OPEB plans in the U.S., which resulted in a €36 million gain. For the year ended December 31, 2017, amendments to certain Swiss pension plans, U.S. pension plans and OPEB resulted in a €20 million gain.

(b)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Company accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Company’s metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(c)

For the years ended December 31, 2019, 2018 and 2017, start-up and development costs include €11 million, €21 million and €16 million, respectively, for new projects in our AS&I operating segment. For the nine months ended September 30, 2020 and 2019, start-up and development costs related to new projects in our AS&I operating segment.

(d)	For the year ended December 31, 2019 and for the nine months ended September 30, 2019, Bowling Green one-time costs related to the acquisition include the non-cash reversal of the inventory step up.
(e)

In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis Inc. and contributed the Sierre site shared infrastructure into a joint-venture with Novelis Inc., in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis Inc. since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain.

(f)

For the year ended December 31, 2017, other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accrual reversals of unused provisions related to one-time loss contingencies. For the nine months ended September 30, 2020, Other includes i) €4 million of procurement penalties and termination fees incurred because of the Group’s inability to fulfill certain commitments due to the COVID-19 pandemic and ii) a €5 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the impact of COVID-19 pandemic effects.

(6)	Total Secured Debt is mainly comprised of outstanding borrowings under our Pan-U.S. ABL facility, Delayed Draw Term Loans, PGE French Facility, French Inventory Facility and lease liabilities.
(7)

Adjusted EBITDA is not a measurement defined by IFRS. Adjusted EBITDA, which is used to calculate the ratios presented in this column, has been derived by adding (i) the Adjusted EBITDA for the year ended December 31, 2019 and (ii) the Adjusted EBITDA for the nine months ended September 30, 2020, and then subtracting the Adjusted EBITDA for the nine months ended September 30, 2019.

(8)	Ratios are calculated on an as adjusted basis giving effect to the Transactions as though they had occurred on September 30, 2020.

Risks Related to Our Business

Widespread public health pandemics, including COVID-19, have had and could continue to have a material and adverse effect on our business, financial condition and results of operations.

Any public health pandemic and other disease outbreaks in countries where we, our customers or our suppliers operate have had and could continue to have a material and adverse effect on our business, financial conditions and results of operations. COVID-19 has affected our operations globally. As a result of this pandemic and resulting disruption in our customers’ production and operations, our sales have been negatively affected, which has adversely impacted our revenues and operating margins. We have adjusted operating levels at our manufacturing sites, including implementing temporary workforce reductions and other cost cutting measures, to match the demand from our customers. We cannot predict when all of our manufacturing sites will return to pre-COVID-19 levels, any conditions that may need to be implemented to facilitate a return to normal operations, and the effects and costs associated with any such conditions and changes to operating levels. Our operating results and financial condition may also be materially adversely affected by laws, regulations, orders or other governmental or regulatory actions addressing the current COVID-19 pandemic, or any future outbreaks, that place restrictions on, or require us to make changes to, our operations.

With respect to our suppliers, disruptions resulting from the COVID-19 pandemic has resulted and may result in cancelations or delays and increased transport times for delivery of materials to our facilities, which may affect our ability to timely manufacture and ship our products to customers. If such difficulties arise, we may need to seek alternate suppliers, which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers. Alternatively, suppliers may require that we take metal in excess of our needs based on our reduced operating rates, which could negatively affect our financial position. Decreases in our operating levels may also impact our hedging strategy which could adversely impact our financial results.

The nature and extent of COVID-19’s continuing impact on the global economy, our business, financial conditions and results of operations is beyond our control, and depends on various uncertain factors, including the duration and severity of the outbreak and the possibility of new outbreaks, the ability to develop a vaccine or other preventative measures, and the actions to contain or treat its impact, including quarantine orders, business restrictions and closures and other similar restrictions and limitations. The foregoing and other continued disruptions to our business as a result of the COVID-19 pandemic, as well as any global recession resulting from the impact of COVID-19, could materially adversely affect our business, financial condition and results of operations. As a result of the foregoing, we may need to raise additional capital in the future, however, there is no guarantee that financings will be available in the future to fund our obligations. Furthermore, the COVID-19 pandemic could heighten the risks summarized in certain of the other risk factors contained in our current Annual Report on Form 20-F, which is incorporated into this offering memorandum by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis, or MD&A, is based principally on our unaudited condensed interim consolidated financial statements as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019, which appear elsewhere in this offering memorandum. The following discussion is to be read in conjunction with the sections of our Annual Report on Form 20-F, which are incorporated by reference in this offering memorandum and our unaudited condensed interim consolidated financial statements and the notes thereto, which appear elsewhere in this offering memorandum.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this offering memorandum. See in particular “Important Information and Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of September 30, 2020, we had approximately 12,000 employees, 28 production facilities, three administrative centers, and three R&D centers.

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base.

Packaging & Automotive Rolled Products Segment (“P&ARP”)

Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils.

Approximately 78% of segment volume for the nine months ended September 30, 2020 was packaging rolled products, which primarily includes beverage and food can stock as well as closure stock and foil stock. Approximately 19% of the segment volume for this period was automotive rolled products and the balance of the segment volume was specialty and other thin-rolled products. Our Packaging & Automotive Rolled Products segment accounted for 54% of revenue and 59%1 of Adjusted EBITDA for the nine months ended September 30, 2020.

Aerospace & Transportation Segment (“A&T”)

Our Aerospace & Transportation segment has market leadership positions in technologically advanced aluminium and specialty materials products with applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products, including plate and sheet. Approximately 46% of the segment volume for the nine months ended September 30, 2020 was aerospace rolled products and approximately 54% was transportation, industry, defense and other rolled products. Our Aerospace & Transportation segment accounted for 22% of revenue and 26%1 of Adjusted EBITDA for the nine months ended September 30, 2020.

[1]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to our Holdings and Corporate segment.

Automotive Structures & Industry Segment (“AS&I”)

Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry, (including crash management systems, body structures, side impact beams and battery enclosures), soft and hard alloy extrusions and large extruded profiles for automotive, railroad, energy, building and industrial applications. Approximately 46% of the segment volume for the nine months ended September 30, 2020 was automotive extruded products and approximately 54% was other extruded products. Our Automotive Structures & Industry segment accounted for 24% of revenue and 19%1 of Adjusted EBITDA for the nine months ended September 30, 2020.

Key Factors Influencing Constellium’s Financial Condition and Results from Operations

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Economic Conditions and Markets

We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation— influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and prices that can be charged. In some cases, we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resilient to these economic cycles in each of our three main end-markets of packaging, aerospace and automotive:

•

Can packaging tends not to be highly correlated to the general economic cycle. In addition, we believe canstock has an attractive long-term growth outlook due to ongoing trends in (i) customer preference for aluminium cans and increased focus on sustainability and (ii) increasing penetration of aluminium in canstock at the expense of tinplate in Europe.

[1]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to our Holdings and Corporate segment.

•

We believe that the aerospace industry benefits from a combination of long-term growth drivers. These drivers include increasing passenger traffic and the fleet replacement towards newer and more fuel efficient aircrafts.

•

Although the automotive industry is a cyclical industry, its demand for aluminium has been increasing in recent years. This has been triggered by a light-weighting trend for new car models and electric vehicles, which drives substitution of heavier metals in favor of aluminium.

Impact of COVID-19

The outbreak of COVID-19 and measures to prevent its spread began to impact customer demand in Europe and in North America during March. Automotive OEMs in both North America and Europe curtailed their operations starting in mid-March and subsequently resumed production in late May or June. Aerospace OEMs reduced their build rates, which remained at depressed levels through 2020. In contrast, demand from our packaging customers has not been significantly impacted by the pandemic. Despite increases in infection rates in the fourth quarter of 2020, demand from our customers remained in line with our expectations and relatively consistent with the third quarter of 2020.

Across our segments, many of our relationships with our customers are governed by requirements contracts (that is, the quantities of materials we supply is based on our customers’ needs), such that reduced production by our customers has a direct impact on our revenues. As demand for our products and our resulting production levels declined, our operating margins were adversely impacted.

As our customers reduced or delayed production, we adjusted operating levels at the relevant manufacturing sites. Our plants have substantially adjusted to current levels of demand, and our employment levels have largely stabilized. Our packaging and automotive plants are running at high production levels. Our aerospace operations continue to run at levels far below the prior year. While the situation remains fluid, we continue to monitor the impact of the pandemic and anticipate continued temporary reductions in operating levels at some of our manufacturing facilities, particularly those focused on our aerospace customers.

Employee Safety

We are committed to ensuring the safety of our employees and have implemented a number of measures at our manufacturing sites to promote the well-being of employees, their families and the local community, including actions taken in response to governmental requirements.

Liquidity and Financial Condition

In response to the COVID-19 crisis, Constellium increased liquidity to €1,018 million at September 30, 2020, including adding a $166 million fully-committed Delayed-Draw Term Loan facility, €180 million in loans under the PGE French Facility and an uncommitted CHF 20 million loan under the Swiss Facilities. During the third quarter of 2020, we obtained €50 million in additional liquidity, through government-sponsored borrowing programs in Germany.

Mitigating Actions

We have taken a number of actions to offset the adverse financial impacts of the COVID-19 pandemic.

These include:

•	reducing input purchases and discretionary spending, including through a committee approval process;

•	reducing labor costs, including through the use of partial time unemployment schemes, temporary layoffs and furloughs;

•	managing trade working capital;

•	targeted capital spending of €175 million in 2020 (down €96 million compared to 2019); and

•	utilizing governmental aid programs where available.

Management remains confident in its ability to navigate through this global crisis. The Company continues to evaluate the impact that this global pandemic may have on its future results of operations, cash flows, financial position and liquidity, and the foregoing preliminary views are based on currently available information. See “Risk Factors—Risks Related to Our Business—Widespread public health pandemics, including COVID-19, could materially adversely affect our business, financial condition and results of operations” for additional information regarding the potential effects of COVID-19.

Aluminium Consumption

The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects.

Aluminium is also unique in that it recycles repeatedly without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium into a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues.

Aluminium Prices

Aluminium prices are determined by worldwide forces of supply and demand and, as a result they are volatile. We operate a pass-through model and therefore, to the extent possible minimize aluminium price risk. Significant sustained increases in the price of aluminium, however, may over time affect the demand for our products.

The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums, which had historically been fairly stable, have been more volatile in recent years. Although our business model seeks to minimize the impact of aluminium price fluctuations on our cash flows, we are not always able to pass through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials.

We believe our cash flows are largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by matching the price paid for our aluminium purchases with the price received from our aluminium sales, at a given time, using hedges when necessary. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.

The average LME transaction price, Midwest Premium and Rotterdam Premium per ton of primary aluminium in the nine months ended September 30, 2020 and 2019 are presented below:

	For the nine months ended September 30,		% Change
(€ per ton)	2020	2019
Average LME transaction price	1,452	1,605	(10)%
Average Midwest Premium	239	367	(35)%

Average all-in aluminium price U.S.	1,691	1,972	(14)%
Average LME transaction price	1,452	1,605	(10)%
Average Rotterdam Premium	110	128	(14)%

Average all-in aluminium price Europe	1,562	1,733	(10)%

Product Price and Margin

Our products are typically priced based on three components: (i) LME, (ii) regional premiums and (iii) a conversion margin. We seek to minimize the impact of aluminium price fluctuations in order to protect our cash flows against the LME and regional premium price fluctuations with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales to customers, we enter back-to-back arrangements with our customers.

•

However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales to our customers, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium we process is owned by our customers and we bear no aluminium price risk.

Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. As we do not apply hedge accounting for the derivative instruments entered into to hedge our exposure to changes in metal prices, mark-to-market movements for these instruments are recognized in “Other (losses)/gains—net.”

Our results are also impacted by differences between changes in the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

The conversion margin is the margin we earn over the cost of our metal inputs. We seek to maximize our conversion margins based on the value-added product capabilities we provide and the supply/demand dynamics in the market.

Volumes

The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs, while higher sold volumes of tons will generally result in additional revenue and associated margins.

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 20% and 18% of our cost of sales, selling and administrative expenses and R&D expenses for the nine months ended September 30, 2020 and 2019, respectively.

Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during the summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.

Currency

We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Mexico, Canada, Spain and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro impacts our results of operations.

We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability. Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. In Europe, a portion of our revenue are denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. Where we have multiple-year sale agreements for the sale of fabricated metal products in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “Other gains/(losses)—net”.

Results of Operations for the nine months ended September 30, 2020 and 2019

	For the nine months ended September 30,
	2020		2019
	(€ in millions and as a % of revenues)
		%		%
Revenue	3,640	100%	4,535	100%
Cost of sales	(3,298)	91%	(4,064)	90%

Gross profit	342	9%	471	10%

Selling and administrative expenses	(178)	5%	(204)	4%
Research and development expenses	(29)	1%	(36)	1%
Restructuring	(13)	0%	(2)	0%
Other gains / (losses), net	(53)	1%	(29)	1%

Income from operations	69	2%	200	4%
Finance costs, net	(124)	3%	(135)	3%
Share of income of joint ventures	—	—	5	—

Income before income taxes	(55)	2%	70	2%
Income tax benefit / (expense)	12	0%	(28)	1%

Net income	(43)	1%	42	1%

Shipment volumes (in kt)	1,057		1,221
Revenue per ton (€ per ton)	3,444		3,714

Revenue

Revenue of €3,640 million for the nine months ended September 30, 2020 decreased by 20%, or €895 million, from €4,535 million for the nine months ended September 30, 2019 primarily due to lower shipments and lower metal prices partially offset by improved prices and mix. Sales volumes decreased by 14%, or 164 kt, to 1,057 kt for the nine months ended September 30, 2020 from 1,221 kt for the nine months ended September 30, 2019 due to lower shipments in all three segments.

Average sales price decreased by €270 per ton, from €3,714 to €3,444 reflecting lower metal prices.

Our revenue is discussed in more detail in the “—Segment Results” section.

Cost of Sales

Cost of sales decreased by 19%, or €766 million, to €3,298 million for the nine months ended September 30, 2020, from €4,064 million for the nine months ended September 30, 2019. This decrease primarily reflects a €642 million decrease in the total cost of raw material and consumables resulting from lower shipments and lower metal prices.

Selling and Administrative Expenses

Selling and administrative expenses decreased by €26 million to €178 million for the nine months ended September 30, 2020, compared to €204 million for the nine months ended September 30, 2019. The decrease reflected primarily the cost reduction initiatives implemented in response to the COVID-19 pandemic with the reduction in employee benefit expenses by €19 million and in professional fees by €10 million.

Research and Development Expenses

Research and development expenses decreased by €7 million, to €29 million in the nine months ended September 30, 2020, from €36 million in the nine months ended September 30, 2019. Research and development expenses are presented net of €9 million of research and development tax credits received in France for each of the nine- month periods ended September 30, 2020 and 2019. Research and development expenses, excluding tax credits received were €14 million for P&ARP, €11 million for A&T, €11 million for AS&I and €2 million for Holdings and Corporate (“H&C”) segments in the nine months ended September 30, 2020.

Research and development expenses, excluding tax credits received were €16 million for P&ARP, €15 million for A&T, €13 million for AS&I and €1 million for Holdings and Corporate (“H&C”) segments in the nine months ended September 30, 2019.

Restructuring

In the nine months ended September 30, 2020, restructuring costs amounted to €13 million and were primarily related to restructuring plans in the U.S. and in Europe.

Other gains / (losses)—Net

	For the nine months ended September 30,
(€ in millions)	2020	2019
Realized losses on derivatives	(43)	(39)
Losses reclassified from OCI as a result of hedge accounting discontinuation	(5)	—
Unrealized (losses) / gains on derivatives at fair value through profit and loss—net	(1)	13
Unrealized exchange gains from remeasurement of monetary liabilities—net	1	—
Losses on pension plan amendments	(2)	(1)
Losses on disposal	(2)	(2)
Other—net	(1)	—

Total other losses—net	(53)	(29)

Other losses—net amounted to €53 million for the nine months ended September 30, 2020 compared to losses of €29 million for the nine months ended September 30, 2019.

The company uses financial derivatives to hedge underlying commercial transactions. The realized losses recognized in Other gains / (losses)—net are offset by the commercial transactions accounted for in Cost of sales. In the nine months ended September 30, 2020, realized losses recognized upon the settlement of derivative instruments amounted to €43 million all of which were attributable to realized losses on metal derivatives. In the nine months ended September 30, 2019, realized losses recognized upon the settlement of derivative instruments amounted to €39 million of which realized losses on metal derivatives were €45 million and realized gains on foreign exchange derivatives were €6 million.

The Company uses financial derivatives to also hedge forecasted commercial transactions. These unrealized gains / (losses) recognized in Other gains / (losses)—net are offset by the change in the value of forecasted transactions which are not yet accounted for. Unrealized losses on derivative instruments amounted to €1 million in the nine months ended September 30, 2020 and were comprised of gains of €10 million related to metal derivatives and of losses of €11 million relating to foreign exchange derivatives. Unrealized gains on derivative instruments amounted to €13 million in the nine months ended September 30, 2019 and were comprised of a gain of €8 million related to metal derivatives and a gain of €5 million related to foreign exchange derivatives.

In addition, in the second quarter of 2020, we determined that a portion of the hedged forecasted sales for the remainder of 2020 and for 2021, to which hedge accounting is applied, was no longer expected to occur. As a result, the fair value of the related derivatives accumulated in equity was reclassified to the income statement and resulted in a €5 million loss.

Finance Costs—net

Finance costs—net amounted to €124 million in the nine months ended September 30, 2020 compared to €135 million for the nine months ended September 30, 2019. This decrease was primarily driven by a decrease in factoring fees by €7 million and in interest on borrowings by €5 million.

In the nine months ended September 30, 2020, foreign exchange net gains from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities amounted to €16 million and were offset by €16 million of losses on derivative instruments entered into to hedge this exposure.

In the nine months ended September 30, 2019, foreign exchange net losses from the revaluation of the portion of our U.S. dollar-denominated debt held by euro functional currency entities amounted to €15 million and were offset by €21 million of gains on derivative instruments entered into to hedge this exposure.

Income Tax

Income tax benefit for the nine months ended September 30, 2020 amounted to €12 million compared to an expense of €28 million for the nine months ended September 30, 2019.

Our effective tax rate represented 21% of our loss before income tax for the nine months ended September 30, 2020 and 40% of our income before tax for the nine months ended September 30, 2019.

Our projected blended statutory tax rate increased to 37% in the nine months ended September 30, 2020 from 28% for the nine months ended September 30, 2019 as a result of changes in the geographical mix of our pre-tax results.

The effective tax rate for the nine months ended September 30, 2020 applies to a pre-tax loss of €55 million and is lower than our projected blended statutory tax rate primarily as a result of the impact of discrete items.

Net Loss / Income

As a result of the above factors, our net loss was €43 million in the nine months ended September 30, 2020 compared to a net income of €42 million in the nine months ended September 30, 2019.

SEGMENT RESULTS

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	For the nine months ended September 30,
	2020		2019
	(€ in millions and as a % of revenues)
		%		%
P&ARP	1,989	54%	2,438	53%
A&T	811	22%	1,112	24%
AS&I	868	24%	1,027	22%
Holdings and Corporate	—	0%	—	0%

Inter-segment eliminations	(28)	—	(42)	—

Total revenue	3,640	100%	4,535	100%

P&ARP. Revenue of €1,989 billion decreased 18%, or €449 million, compared to €2,438 million in the first nine months of 2019, primarily due to lower shipments and lower revenue per ton. P&ARP shipments of 748 kt decreased 11% or 94 kt, compared to the first nine months of 2019 due to lower shipments across packaging, automotive and specialty products. Revenue per ton decreased by 8% to €2,659 per ton in the nine months ended September 30, 2020 from €2,895 per ton in the nine months ended September 30, 2019, driven by lower metal prices.

A&T. Revenue of €811 million decreased 27%, or €301 million, compared to €1,112 million in the first nine months of 2019 due to lower shipments and lower metal prices, partially offset by improved price and mix. A&T shipments of 140 kt decreased 25%, or 46 kt, compared to the first nine months of 2019 due to lower shipments of aerospace and transportation, industry, defense and other products. Revenue per ton decreased by 3% to €5,793 per ton in the nine months ended September 30, 2020 from €5,978 per ton in the nine months ended September 30, 2019, primarily reflecting lower metal prices, partially offset by improved prices and product mix from Aerospace rolled products.

AS&I. Revenue of €868 million decreased 15%, or €159 million compared to €1,027 million in the first nine months of 2019 due to lower shipments and lower metal prices. AS&I shipments of 169 kt decreased 13%, or 24 kt, compared to the first nine months of 2019 on lower shipments of automotive and industry products. Revenue per ton decreased by 3% to €5,136 per ton in the nine months ended September 30, 2020 from €5,321 per ton in the nine months ended September 30, 2019, reflecting lower metal prices.

Adjusted EBITDA

Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.

In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments. Our Chief Operating Decision Maker (“CODM”) measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

We believe Adjusted EBITDA, as defined above, is useful to investors as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA related performance measure when reporting their results.

Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to operating profit or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider Adjusted EBITDA in isolation from, or as a substitute analysis for, our results prepared in accordance with IFRS.

The following table presents our consolidated Adjusted EBITDA for the nine months ended September 30, 2020 and 2019.

	For the nine months ended September 30,
	2020		2019
	(millions of € and as a % of segment revenues)
		%		%
P&ARP	209	11%	210	9%
A&T	93	11%	159	14%
AS&I	66	8%	85	8%
Holdings and Corporate	(14)	n.m. (1)	(13)	n.m.

Total Adjusted EBITDA	354	10%	441	10%

(1)	Not meaningful.

Total Adjusted EBITDA for the nine months ended September 30, 2020 was €354 million, a 20% or €87 million decrease compared to €441 million of total Adjusted EBITDA for the nine months ended September 30, 2019. This decrease reflected stable results in the P&ARP segment and weaker results in the Aerospace and Transportation and the Automotive Structures and Industry segments.

The following table presents the primary drivers for changes in Adjusted EBITDA for the nine months ended September 30, 2019 to the nine months ended September 30, 2020 for each one of our three business segments:

	P&ARP	A&T	AS&I
	(millions of €)
Adjusted EBITDA for the nine months ended September 30, 2019	210	159	85
Volume	(61)	(112)	(35)
Price and product mix	3	18	(2)
Costs	58	28	19
Foreign exchange and other	(1)	—	(1)

Adjusted EBITDA for the nine months ended September 30, 2020	209	93	66

P&ARP. For the first nine months of 2020, Adjusted EBITDA for our P&ARP segment of €209 million was comparable to the first nine months of 2019 due to lower shipments, offset by strong cost control. P&ARP shipments of 748 kt decreased 11% compared to the first nine months of 2019 due to lower shipments across packaging, automotive and specialty products. Adjusted EBITDA per metric ton increased by 12% to €280 for the nine months ended September 30, 2020 from €250 for the nine months ended September 30, 2019.

A&T. For the first nine months of 2020, Adjusted EBITDA for our A&T segment of €93 million decreased 41% from €159 million in the first nine months of 2019 primarily due to lower shipments, partially offset by strong cost control and improved price and mix. A&T shipments of 140 kt decreased 25% compared to the first nine months of 2019 due to lower shipments of aerospace and transportation, industry, defense and other rolled products. Adjusted EBITDA per metric ton decreased by 22% to €666 from €854 in the same period of 2019.

AS&I. For the first nine months of 2020, Adjusted EBITDA for our AS&I segment of €66 million decreased 23% compared to the first nine months of 2019 primarily due to lower shipments, partially offset by strong cost control. AS&I shipments of 169 kt decreased 13% compared to the first nine months of 2019 as a result of lower shipments of automotive and industry products. Adjusted EBITDA per metric ton decreased 11% to €389 from €439 in the same period of 2019.

Holdings and Corporate. Our Holdings and Corporate segment generated Adjusted EBITDA losses of €14 million and €13 million for the nine-months ended September 30, 2020 and 2019, respectively.

The following table reconciles our net loss or income for each of the nine months ended September 30, 2020 and 2019 to our Adjusted EBITDA for the periods presented:

	For the nine months ended September 30,
(€ in millions)	2020	2019
Net (loss) / income	(43)	42
Tax (income) / expense	(12)	28
Finance costs—net	124	135
Share of income of joint ventures	—	(5)
Depreciation and amortization	196	183
Impairment	14	—
Restructuring costs	13	2
Unrealized losses / (gains) on derivatives	1	(13)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	(1)	—
Losses on pension plan amendments	2	1
Share based compensation	11	12
Metal price lag(a)	33	40
Start-up and development costs(b)	5	8
Bowling Green one-time costs related to the acquisition(c)	—	6
Losses on disposal	2	2
Other(d)	9	—

Adjusted EBITDA	354	441

(a)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology applied at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(b)	Start-up and development costs in the nine months ended September 30, 2020 and 2019 were related to new projects in our AS&I operating segment.
(c)	Bowling Green one-time costs related to the acquisition in the nine months ended September 30, 2019, was the non-cash reversal of the inventory step-up.
(d)

Other in the nine months ended September 30, 2020 includes i) €4 million of procurement penalties and termination fees incurred because of the Group’s inability to fulfill certain commitments due to the Covid-19 pandemic and ii) a €5 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the Covid-19 pandemic impact.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties. Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash flows from operations, cash on hand, new debt issuances or refinancing of existing debt facilities, and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors. For a discussion of the impact of the COVID-19 pandemic on our liquidity and steps we have taken in response, see the paragraph titled “Impact of COVID-19” of this Management Discussion and Analysis.

•

Our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our net income, our ability to service our debt or obtain additional financing and our business relationships;

•

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments.

•	Our cash flows and liquidity could be adversely affected as a result of the maturity mismatch between certain of our derivative instruments and the underlying exposure.

It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against Euros. In addition, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates compared to the Euro or the LME price for aluminium falls, the derivative contracts related to transactional hedging entered into with financial institution counterparties will have a negative mark-to-market.

We borrow in a combination of Euros and U.S. Dollars. When the external currency mix of our debt does not match exactly the mix of our assets, we use a combination of cross-currency interest rate swaps and cross-currency swaps to balance the risk. We have bought forward significant U.S. Dollars compared to the Euro for this purpose. As the U.S. Dollar depreciates against the Euro, the derivative contracts entered into with financial institutions will have a negative mark-to-market.

Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre- agreed contractual limit. In order to protect the Company from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor potential margin requirements on a daily basis for adverse movements in the U.S. Dollar compared to the Euro and in aluminium prices.

As of September 30, 2020, we had €1,018 million of total liquidity, comprised of €432 million in cash and cash equivalents, €255 million of undrawn credit facilities under our Pan-U.S. ABL Facility, €142 million of undrawn credit facilities under our Delayed Draw Term Loans, €75 million of undrawn credit facilities under our French Inventory Facility, €50 million of undrawn credit facility under our new German facilities, €49 million available under our factoring arrangements, and €15 million under other credit facilities of which €4 million was with Bpifrance Financement, a related party (see Item 7 (Major Shareholders and Related Party Transactions) in our Annual Report on Form 20-F, which is incorporated by reference into this offering memorandum).

Cash Flows

The following table summarizes our operating, investing and financing activities for the nine months ended September 30, 2020 and 2019:

	For the nine months ended September 30,
	2020	2019
Net cash from/(used) in:
Operating activities	263	340
Investing activities	(133)	(265)
Financing activities	122	(90)

Net increase / (decrease) in cash and cash equivalents, excluding the effect of exchange rate changes	252	(15)

Net cash flows from operating activities

Net cash flows from operating activities decreased by €77 million, from an inflow of €340 million in the nine months ended September 30, 2019 to an inflow of €263 million in the nine months ended September 30, 2020. This decrease primarily reflects the change in cash flows from operating activities before working capital for €47 million and a €30 million decrease in changes from working capital. Factored receivables under non-recourse arrangements decreased by €76 million for the nine months ended September 30, 2020 compared to an increase of €19 million in the nine months ended September 30, 2019.

Net cash used in investing activities

Net cash flows used in investing activities amounted to €133 million for the nine months ended September 30, 2020, compared to €265 million for the nine months ended September 30, 2019.

Capital expenditures were €134 million for the nine months ended September 30, 2020 compared to €180 million for the nine months ended September 30, 2019 and related primarily to recurring investment in our manufacturing facilities and our growth projects.

Net cash flows used in investing activities for the nine months ended September 30, 2019 also reflected the acquisition of our partner’s 49% interest in the Bowling Green joint venture for €83 million.

Net cash from / (used in) financing activities

Net cash flows from financing activities were €122 million for the nine months ended September 30, 2020, compared to net cash flows used in financing activities of €90 million for the nine months ended September 30, 2019.

In the first nine months of 2020, Constellium raised $325 million of 5.625% Senior Notes due 2028, using a portion of the proceeds to redeem the remaining balance of the 4.625% Senior Notes due 2021, and entered into a €180 million loan partially guaranteed by the French State and a CHF 20 million facilities partially guaranteed by the Swiss Government. The first nine months of 2019 included a €54 million lease redemption associated with the acquisition of Bowling Green and a €100 million partial redemption of the 4.625% Senior Notes due 2021.

Capital Expenditures

The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the nine months ended September 30,
	2020	2019
	(€ in millions)
P&ARP	(54)	(66)
A&T	(33)	(45)
AS&I	(45)	(67)
Holdings & Corporate	(2)	(2)

Total capital expenditures	(134)	(180)

Our capital expenditures for the nine months ended September 30, 2020 and 2019 related primarily to asset- sustaining investments across all segments and selective growth projects mainly in the AS&I segment.

Covenant Compliance

We were in compliance with our covenants throughout the nine months ended September 30, 2020 and 2019 and as of September 30, 2020 and December 31, 2019.

Off-Balance Sheet Arrangements

As of September 30, 2020, except as otherwise disclosed in our unaudited condensed interim consolidated financial statements, we have no significant off-balance sheet arrangements (as defined in Instruction 2 to Item 5.E in Form 20-F).

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 24 to our audited consolidated financial statements incorporated by reference in this offering memorandum.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited consolidated financial statements, which are incorporated by reference in this offering memorandum and in Note 2.2 to our unaudited condensed interim consolidated financial statements included elsewhere in this offering memorandum.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Constellium SE Unaudited Interim Condensed Consolidated Financial Statements at September 30, 2020 and 2019, and for the nine months ended September 30, 2020 and 2019.

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

		Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	Notes	2020	2019	2020	2019
Revenue	3	1,172	1,461	3,640	4,535
Cost of sales		(1,052)	(1,316)	(3,298)	(4,064)

Gross profit		120	145	342	471

Selling and administrative expenses		(55)	(66)	(178)	(204)
Research and development expenses		(9)	(12)	(29)	(36)
Restructuring costs	20	(2)	(1)	(13)	(2)
Other gains and losses - net	5	10	(15)	(53)	(29)

Income from operations		64	51	69	200

Finance costs - net	7	(37)	(46)	(124)	(135)
Share of income of joint-ventures		—	—	—	5

Income / (loss) before income tax		27	5	(55)	70

Income tax (expense) / benefit	8	(7)	(4)	12	(28)

Net income / (loss)		20	1	(43)	42

Income / (loss) attributable to:
Equity holders of Constellium		19	—	(45)	39
Non-controlling interests		1	1	2	3

Net income / (loss)		20	1	(43)	42

Earnings per share attributable to the equity holders of Constellium

		Three months ended September 30,		Nine months ended September 30,
(in Euros per share)	Notes	2020	2019	2020	2019
Basic	9	0.13	0.00	(0.33)	0.29
Diluted	9	0.13	0.00	(0.33)	0.28

The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

		Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	Notes	2020	2019	2020	2019
Net income / (loss)		20	1	(43)	42

Other comprehensive loss
Items that will not be reclassified subsequently to the Unaudited Interim Consolidated Income Statement
Remeasurement on post-employment benefit obligations		(12)	(48)	(53)	(110)
Income tax on remeasurement on post-employment benefit obligations		3	8	12	23
Items that may be reclassified subsequently to the Unaudited Interim Consolidated Income Statement
Cash flow hedges	18	12	(10)	12	(15)
Net investment hedges	18	—	—	—	4
Income tax on hedges		(4)	3	(4)	5
Currency translation differences		(8)	5	(10)	4

Other comprehensive loss		(9)	(42)	(43)	(89)

Total comprehensive income / (loss)		11	(41)	(86)	(47)

Attributable to:
Equity holders of Constellium		10	(42)	(88)	(50)
Non-controlling interests		1	1	2	3

Total comprehensive income / (loss)		11	(41)	(86)	(47)

The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At September 30, 2020	At December 31, 2019
Assets
Current assets
Cash and cash equivalents	10	432	184
Trade receivables and other	11	467	474
Inventories	12	607	670
Other financial assets	17	23	22

		1,529	1,350

Non-current assets
Property, plant and equipment	13	1,971	2,056
Goodwill	14	437	455
Intangible assets	14	64	70
Investments accounted for under the equity method		1	1
Deferred income tax assets		218	185
Trade receivables and other	11	67	60
Other financial assets	17	8	7

		2,766	2,834

Total Assets		4,295	4,184

Liabilities
Current liabilities
Trade payables and other	15	1,010	999
Borrowings	16	85	201
Other financial liabilities	17	43	35
Income tax payable		20	14
Provisions	20	27	23

		1,185	1,272

Non-current liabilities
Trade payables and other	15	29	21
Borrowings	16	2,371	2,160
Other financial liabilities	17	31	23
Pension and other post-employment benefit obligations	19	714	670
Provisions	20	98	99
Deferred income tax liabilities		27	24

		3,270	2,997

Total Liabilities		4,455	4,269

Equity
Share capital	22	3	3
Share premium	22	420	420
Retained deficit and other reserves		(596)	(519)

Equity attributable to equity holders of Constellium		(173)	(96)
Non controlling interests		13	11

Total Equity		(160)	(85)

Total Equity and Liabilities		4,295	4,184

The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)

Net (loss) / income	—	—	—	—	—	—	(45)	(45)	2	(43)
Other comprehensive (loss) / income	—	—	(41)	8	(10)	—	—	(43)	—	(43)

Total comprehensive (loss) / income	—	—	(41)	8	(10)	—	(45)	(88)	2	(86)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	11	—	11	—	11

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2020	3	420	(218)	(2)	(6)	64	(434)	(173)	13	(160)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)

Net income	—	—	—	—	—	—	39	39	3	42
Other comprehensive (loss) / income	—	—	(87)	(6)	4	—	—	(89)	—	(89)

Total comprehensive (loss) / income	—	—	(87)	(6)	4	—	39	(50)	3	(47)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	12	—	12	—	12

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2019	3	420	(216)	(14)	7	49	(409)	(160)	11	(149)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)

Net income	—	—	—	—	—	—	59	59	5	64
Other comprehensive (loss) / income	—	—	(48)	(2)	1	—	—	(49)	—	(49)

Total comprehensive (loss) / income	—	—	(48)	(2)	1	—	59	10	5	15

Transactions with equity holders
Share-based compensation	—	—	—	—	—	16	—	16	—	16

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2019	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)

The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

		Nine months ended September 30,
(in millions of Euros)	Notes	2020	2019
Net (loss) / income		(43)	42

Adjustments
Depreciation, amortization and impairment	13, 14	210	183
Finance costs - net	7	124	135
Income Tax (benefit) / expense	8	(12)	28
Share of income of joint-ventures		—	(5)
Unrealized gains on derivatives - net and from remeasurement of monetary assets and liabilities - net		(2)	(12)
Losses on disposal	5	2	2
Other - net		16	9
Interest paid		(118)	(132)
Income tax paid		11	(3)
Change in trade working capital
Inventories		50	58
Trade receivables		(12)	(17)
Trade payables		20	75
Margin calls		—	5
Change in provisions and pension obligations		(6)	(18)
Other working capital		23	(10)

Net cash flows from operating activities		263	340

Purchases of property, plant and equipment	4	(134)	(180)
Acquisition of subsidiaries net of cash acquired		—	(83)
Proceeds from disposals, net of cash		1	1
Other investing activities		—	(3)

Net cash flows used in investing activities		(133)	(265)

Proceeds from issuance of Senior Notes	16	290	—
Repayment of Senior Notes	16	(200)	(100)
Proceeds from French loan	16	180	—
Proceeds from Swiss credit facility	16	18	—
Lease repayments	16	(25)	(79)
(Repayments) / proceeds from U.S. revolving credit facility and other loans	16	(132)	88
Payment of deferred financing costs		(9)	—
Transactions with non-controlling interests		—	(2)
Other financing activities		—	3

Net cash flows from / (used in) financing activities		122	(90)

Net increase / (decrease) in cash and cash equivalents		252	(15)
Cash and cash equivalents - beginning of year		184	164
Effect of exchange rate changes on cash and cash equivalents		(4)	3

Cash and cash equivalents - end of period	10	432	152

The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 1 - GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in North America, Europe and China and operates 28 production facilities, 3 administrative centers and 3 R&D centers. The Group has approximately 12,000 employees.

Constellium SE, a French Societas Europaea (SE), is the parent company of the Group. The business address (head office) of Constellium SE is Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium SE and its subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Statement of compliance

The Unaudited Interim Condensed Consolidated Financial Statements (the “Interim Financial Statements”) present the Unaudited Interim Consolidated Income Statement, Statement of Comprehensive Income / (Loss) and Statement of Cash Flows for the nine months ended September 30, 2020 and 2019; and the Unaudited Interim Consolidated Statement of Financial Position and Changes in Equity at September 30, 2020 and December 31, 2019. These financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting.

The Interim Financial Statements do not include all the information and disclosures required in the Consolidated Financial Statements and should be read in conjunction with the Group’s Consolidated Financial Statements for the year ended December 31, 2019, which were authorized for issue by the Board of Directors on March 9, 2020.

These Interim Financial Statements were authorized for issue by management on October 26, 2020.

2.2 Basis of preparation

In accordance with IAS 1 - Presentation of Financial Statements, the Interim Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

The Group’s financial position, its cash flows, liquidity position and borrowing facilities are described in the Unaudited Condensed Interim Consolidated Financial Statements in NOTE 10 - Cash and Cash Equivalent, NOTE 16 - Borrowings and NOTE 18 - Financial Risk Management.

The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants. Management considers that this assumption is not invalidated by the Group’s negative equity at September 30, 2020.

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Group’s Consolidated Financial Statements for the year ended December 31, 2019, except for the application of the effective tax rate in accordance with IAS 34 - Interim Financial Reporting.

2.3 Application of new and revised IFRS

Several amendments and interpretations apply for the first time in 2020, but do not have any impact on the Interim Financial Statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The Group plans to adopt the new standards and interpretations on their required effective dates.

2.4 Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8 - Operating Segments, operating segments are based upon the product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

2.5 Principles governing the preparation of the Interim Financial Statement

The following table summarizes the main exchange rates used for the preparation of the Interim Financial Statements:

		Average rate		Closing rate
		Nine months ended September 30,		At September 30,	At December 31,
Foreign exchange rate for 1 Euro		2020	2019	2020	2019
U.S. Dollars	USD	1.1238	1.1235	1.1708	1.1234
Swiss Francs	CHF	1.0679	1.1176	1.0804	1.0854
Czech Koruna	CZK	26.3581	25.7012	27.2330	25.4080

Presentation of financial statements

The Interim Financial Statements are presented in millions of Euros, except Earnings per share, which is presented in Euros. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.

2.6 Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements requires estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Any significant deviation between these estimates and actual results is recognized in the period in which the facts that give rise to the revision become known.

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements at and for the year ended December 31, 2019. The Group reviewed these significant assumptions and estimates in light of the uncertainty associated with the Covid-19 pandemic and its potential impact on the global economy and its business. The Group believes that the accounting assumptions and estimates used in the preparation of the Interim Financial Statements at and for the nine months ended September 30, 2020 are appropriate. However, there remains considerable uncertainty with respect to the duration of the crisis and its potential impact on the overall economy and our business and there can be no guarantee that our assumptions will materialize or that actual results will not differ materially from estimates.

In addition, the Group applied, in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, a projected tax rate for the full year of 2020.

NOTE 3 - REVENUE

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2020	2019	2020	2019
Packaging rolled products	463	560	1,443	1,676
Automotive rolled products	185	191	466	630
Specialty and other thin-rolled products	22	35	74	125
Aerospace rolled products	110	201	475	630
Transportation, industry, defense and other rolled products	90	138	321	448
Automotive extruded products	187	202	482	589
Other extruded products	115	134	379	437

Total Revenue by product line	1,172	1,461	3,640	4,535

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2020	2019	2020	2019
Germany	255	317	734	995
France	89	122	277	428
United Kingdom	37	40	145	139
Switzerland	12	15	39	53
Other Europe	214	264	690	819

Total Europe	607	758	1,885	2,434
United States	481	498	1,455	1,662
Asia and Other Pacific	47	74	165	211
All Other	37	131	135	228

Total Revenue by destination of shipment	1,172	1,461	3,640	4,535

Revenue is recognized at a point in time, except for certain products with no alternative use for which we have a right to payment, which represent less than 1% of total revenue.

NOTE 4 - OPERATING SEGMENT INFORMATION

Constellium has three reportable segments - Packaging & Automotive Rolled Products (P&ARP), Aerospace & Transportation (A&T) and Automotive Structures & Industry (AS&I) - and Holdings & Corporate (H&C).

4.1 Segment Revenue

	Three months ended September 30,						Nine months ended September 30,
	2020			2019			2020			2019
(in millions of Euros)	Segment revenue	Inter- segment elimination	External revenue	Segment revenue	Inter- segment elimination	External revenue	Segment revenue	Inter- segment elimination	External revenue	Segment revenue	Inter- segment elimination	External revenue
P&ARP	672	(2)	670	789	(3)	786	1,989	(6)	1,983	2,438	(7)	2,431
A&T	202	(2)	200	351	(12)	339	811	(15)	796	1,112	(34)	1,078
AS&I	304	(2)	302	336	—	336	868	(7)	861	1,027	(1)	1,026
H&C	—	—	—	—	—	—	—	—	—	—	—	—

Total	1,178	(6)	1,172	1,476	(15)	1,461	3,668	(28)	3,640	4,577	(42)	4,535

4.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

		Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	Notes	2020	2019	2020	2019
P&ARP		85	72	209	210
A&T		10	43	93	159
AS&I		33	26	66	85
H&C		(2)	(2)	(14)	(13)

Adjusted EBITDA		126	139	354	441

Metal price lag (A)		7	(9)	(33)	(40)
Start-up and development costs (B)		(1)	(3)	(5)	(8)
Bowling Green one-time costs related to the acquisition (C)		—	—	—	(6)
Share-based compensation costs		(3)	(5)	(11)	(12)
Losses on pension plan amendments	19	—	(1)	(2)	(1)
Depreciation and amortization	13,14	(64)	(66)	(196)	(183)
Impairment of assets	13,14	(9)	—	(14)	—
Restructuring costs	20	(2)	(1)	(13)	(2)
Unrealized gains / (losses) on derivatives	5	9	(4)	(1)	13
Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net	5	2	—	1	—
Losses on disposals	5	(2)	—	(2)	(2)
Other (D)		1	1	(9)	—

Income from operations		64	51	69	200

Finance costs - net	7	(37)	(46)	(124)	(135)
Share of income of joint-ventures		—	—	—	5

Income / (loss) before income tax		27	5	(55)	70

Income tax (expense) / benefit	8	(7)	(4)	12	(28)

Net income / (loss)		20	1	(43)	42

(A)    Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology applied at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(B)    Start-up and development costs, in the nine months ended September 30, 2020 and 2019, were related to new projects in our AS&I operating segment.

(C)    Bowling Green one-time costs related to the acquisition, in the nine months ended September 30, 2019, was the non-cash reversal of the inventory step-up.

(D)    Other, in the nine months ended September 30, 2020, includes i) €4 million of procurement penalties and termination fees incurred because of the Group’s inability to fulfill certain commitments due to the Covid-19 pandemic and ii) a €5 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the Covid-19 pandemic effects.

4.3 Segment capital expenditures

	Nine months ended September 30,
(in millions of Euros)	2020	2019
P&ARP	(54)	(66)
A&T	(33)	(45)
AS&I	(45)	(67)
H&C	(2)	(2)

Capital expenditures	(134)	(180)

4.4 Segment assets

	At September 30,	At December 31,
(in millions of Euros)	2020	2019
P&ARP	1,870	1,951
A&T	792	856
AS&I	712	703
H&C	240	276

Segment assets	3,614	3,786
Deferred income tax assets	218	185
Cash and cash equivalents	432	184
Other financial assets	31	29

Total assets	4,295	4,184

NOTE 5 - OTHER GAINS AND LOSSES - NET

		Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	Notes	2020	2019	2020	2019
Realized gains / (losses) on derivatives (A)		1	(11)	(43)	(39)
Losses reclassified from OCI as a result of hedge accounting discontinuation (B)	4	—	—	(5)	—
Unrealized gains / (losses) on derivatives at fair value through profit and loss - net (A)	4	9	(4)	(1)	13
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net	4	2	—	1	—
Losses on pension plan amendments	19	—	(1)	(2)	(1)
Losses on disposal	4	(2)	—	(2)	(2)
Other		—	1	(1)	—

Total other gains and losses - net		10	(15)	(53)	(29)

(A)    Realized and unrealized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices. Unrealized gains and losses are related to derivatives that do not qualify for hedge accounting.

(B)    In the nine months ended September 30, 2020, we determined that a portion of the hedged forecasted sales for the remainder of 2020 and for 2021, to which hedge accounting is applied, was no longer expected to occur. As a result, the fair value of the related derivatives accumulated in equity was reclassified in the Interim Income Statement and resulted in a €5 million loss.

NOTE 6 - CURRENCY GAINS / (LOSSES)

		Three months ended		Nine months ended
		September 30,		September 30,
(in millions of Euros)	Notes	2020	2019	2020	2019
Included in Revenue	18	—	(3)	(5)	(5)
Included in Cost of sales		(3)	1	(2)	1
Included in Other gains and losses - net		(8)	7	(14)	11

Total		(11)	5	(21)	7

Realized exchange (losses) / gains on foreign currency derivatives - net	18	(3)	1	(6)	2
Losses reclassified from OCI as a result of hedge accounting discontinuatio	18	—	—	(5)	—
Unrealized (losses) / gains on foreign currency derivatives - net	18	(7)	3	(9)	4
Exchange (losses) / gains from the remeasurement of monetary assets and liabilities - net		(1)	1	(1)	1

Total		(11)	5	(21)	7

See NOTE 17 - Financial Instruments and NOTE 18 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.

NOTE 7 - FINANCE COSTS - NET

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2020	2019	2020	2019
Interest expense on borrowings (A)	(28)	(32)	(89)	(94)
Expenses on factoring arrangements	(2)	(5)	(8)	(15)
Interest expense on leases	(3)	(3)	(8)	(10)
Realized and unrealized (losses) / gains on debt derivatives at fair value (B)	(17)	16	(16)	21
Realized and unrealized exchange gains / (losses) on financing activities - net (B)	19	(15)	16	(15)
Interest cost on pension and other benefits	(3)	(4)	(9)	(12)
Other finance expenses	(3)	(4)	(11)	(12)
Capitalized borrowing costs (C)	—	1	1	2

Finance costs - net	(37)	(46)	(124)	(135)

(A)    The Group incurred, for the nine months ended September 30, 2020, (i) €84 million of interest related to Constellium SE Senior Notes and (ii) €3 million of interest expense and fees related to the Muscle Shoals, Bowling Green and Ravenswood ABL Facility (“Pan-U.S. ABL”). The Group incurred, for the nine months ended September 30, 2019, (i) €88 million of interest related to Constellium SE Senior Notes and (ii) €5 million of interest expense and fees related to the Pan-U.S. ABL.

(B)    The Group hedges the dollar exposure relating to the principal of its Constellium SE U.S. Dollar Senior Notes for the portion that has not been used to directly or indirectly finance U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Interim Income Statement and largely offset the unrealized results related to Constellium SE U.S. Dollar Senior Notes revaluation.

(C)    Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate was 6.1% for the nine months ended September 30, 2020 and 6.0% for the nine months ended September 30, 2019.

NOTE 8 - INCOME TAX

Income tax expense or benefit is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The tax rate applied at September 30, 2020 was impacted by non-recurring transactions and changes in the allocation of income or loss by country.

The assessment on net deferred tax assets was reviewed at September 30, 2020, using the same assumptions as for the impairment tests in NOTE 13 - Property, Plant and Equipment and considering changes in tax laws enacted, and substantially enacted, during the nine months ended September 30, 2020. This review did not result in a change of the assessment made at December 31, 2019.

NOTE 9 - EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2020	2019	2020	2019
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	19	—	(45)	39

Number of shares attributable to equity holders of Constellium

	Three months ended September 30,		Nine months ended September 30,
(number of shares)	2020	2019	2020	2019
Weighted average number of ordinary shares used to calculate basic earnings per share	139,208,523	137,130,606	139,032,496	136,609,102
Effect of other dilutive potential ordinary shares (A)	3,793,933	4,780,511	—	5,302,015

Weighted average number of ordinary shares used to calculate diluted earnings per share	143,002,456	141,911,117	139,032,496	141,911,117

(A)    The dilutive potential ordinary shares were part of share-based compensation plans. There were 3,848,879 potential ordinary shares that were considered antidilutive due to negative earnings for the nine months ended September 30, 2020.

	Three months ended September 30,		Nine months ended September 30,
(in Euro per share)	2020	2019	2020	2019
Basic	0.13	0.00	(0.33)	0.29
Diluted	0.13	0.00	(0.33)	0.28

NOTE 10 - CASH AND CASH EQUIVALENTS

The €432 million cash in bank and on hand at September 30, 2020 included €25 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group. At December 31, 2019, the amount subject to these restrictions was €22 million.

NOTE 11 - TRADE RECEIVABLES AND OTHER :

	At September 30, 2020		At December 31, 2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	401	—	395
Impairment	—	(3)	—	(2)

Total trade receivables - net	—	398	—	393
Income tax receivables	34	14	35	22
Other taxes	—	28	—	35
Contract assets	23	1	16	2
Prepaid expenses	2	11	1	8
Other	8	15	8	14

Total other receivables	67	69	60	81

Total trade receivables and other	67	467	60	474

11.1 Contract assets

	At September 30, 2020		At December 31, 2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Unbilled tooling costs	7	—	16	—
Other	16	1	—	2

Total Contract assets	23	1	16	2

11.2 Aging

(in millions of Euros)	At September 30, 2020	At December 31, 2019
Not past due	379	380
1 – 30 days past due	15	10
31 – 60 days past due	4	3
61 – 90 days past due	—	—
Greater than 90 days past due	—	—

Total trade receivables - net	398	393

Impairment allowance

Revisions to the impairment allowance arising from changes in estimates are included as either an additional allowance or a reversal. A net allowance of €0.5 million and €0.1 million was recognized for the nine months ended September 30, 2020 and 2019, respectively.

None of the other amounts included in Other receivables were deemed to be impaired for the nine months ended September 30, 2020 and 2019.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

11.3 Currency concentration

(in millions of Euros)	At September 30, 2020	At December 31, 2019
Euro	181	126
U.S. Dollar	197	251
Swiss franc	7	3
Other currencies	13	13

Total trade receivables - net	398	393

11.4 Factoring arrangements

The Group factors trade receivables in France, Germany, Switzerland, the Czech Republic, and the United States.

The Group factors trade receivables in France through a factoring agreement with a third party for a maximum capacity of €255 million. This agreement matures on December 31, 2023.

The Group factors trade receivables in Germany, Switzerland and the Czech Republic through factoring agreements with a third party for a maximum capacity of €150 million. These agreements mature on December 31, 2023. In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer.

Constellium Automotive USA LLC is party to a factoring agreement which provides for the sale of specific trade receivables up to a maximum capacity of $25 million. This agreement matures on December 10, 2020.

Muscle Shoals is party to a factoring agreement that provides for the sale of specific trade receivables up to a maximum capacity of $300 million. This agreement matures on September 30, 2021.

Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition under IFRS 9 - Financial Instruments, as the Group retains substantially all the associated risks and rewards.

Under these agreements, at September 30, 2020, the total carrying amount of the original assets factored was €514 million (December 31, 2019: €574 million) of which:

•

€387 million (December 31, 2019: €463 million) have been derecognized from the Interim Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€127 million (December 31, 2019: €111 million) were recognized on the Interim Statement of Financial Position.

There was a €1 million and nil debt due to the factors relating to trade receivables sold at September 30, 2020 and December 31, 2019, respectively.

Covenants

The factoring arrangements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants.

The Group was in compliance with all applicable covenants at September 30, 2020 and December 31, 2019.

The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained.

NOTE 12 - INVENTORIES

(in millions of Euros)	At September 30, 2020	At December 31, 2019
Finished goods	169	203
Work in progress	291	321
Raw materials	111	106
Stores and supplies	75	74
Inventory write-down	(39)	(34)

Total inventories	607	670

NOTE 13 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2020	19	366	1,451	203	17	2,056
Additions	—	10	60	93	2	165
Disposals	—	—	(4)	—	—	(4)
Depreciation and impairment	—	(22)	(166)	(8)	(7)	(203)
Transfer during the year	2	32	91	(129)	4	—
Effect of changes in foreign exchange rates	(1)	(8)	(33)	(1)	—	(43)

Net balance at September 30, 2020	20	378	1,399	158	16	1,971

Cost	36	554	2,481	171	48	3,290
Less accumulated depreciation and impairment	(16)	(176)	(1,082)	(13)	(32)	(1,319)

Net balance at September 30, 2020	20	378	1,399	158	16	1,971

Right of use assets

Right of use assets have been included within the same line item as that within which the corresponding underlying assets would be presented if they were owned.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2020	116	71	3	190
Additions	9	28	1	38
Disposals	—	(1)	—	(1)
Depreciation and impairment	(11)	(17)	(1)	(29)
Effect of changes in foreign exchange rates	(2)	(2)	—	(4)

Net balance at September 30, 2020	112	79	3	194

Cost	140	135	5	280
Less accumulated depreciation and impairment	(28)	(56)	(2)	(86)

Net balance at September 30, 2020	112	79	3	194

The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €8 million and €10 million for the nine months ended September 30, 2020 and 2019, respectively.

Impairment tests for property, plant and equipment and intangibles assets (including goodwill)

The Covid-19 pandemic resulted in a temporary shutdown of some of our plants and is expected to negatively impact our future operating profits and cash flows. The pandemic and the related downturn in economic activity was identified as an indicator of impairment for all Cash Generating Units (“CGUs”) and groups of CGUs at March 31, 2020. Consequently, all CGUs and group of CGUs to which goodwill was allocated were tested for impairment at March 31, 2020.

In performing our impairment tests, the following assumptions were retained:

•	Plants operated at 50% of capacity on average during three months in 2020,

•	Significant economic downturn in our automotive and aerospace end-markets in the period 2020 to 2023,

•	Positive impact of counter-measures, including reductions in capital expenditures and costs,

•	Our strategy, which is based on the long term competitive advantage of aluminium and the uniqueness of our assets, remained intact despite the Covid-19 downturn.

Management reviewed the impairment test assumptions at September 30, 2020 and identified an indicator of impairment at our Automotive Structures plant in Nanjing, China. In June 2020, the main customer of the Nanjing plant announced a suspension of its operations and a strategic reorganization. The business perspectives were reviewed and the CGU was tested for impairment. As a result, an impairment charge of €12 million was recorded for the nine months ended September 30, 2020. There were no other impairment indicators identified on our other CGUs.

NOTE 14 - INTANGIBLE ASSETS AND GOODWILL

(in millions of Euros)	Technology	Computer Software	Customer Relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2020	21	19	14	14	2	70	455
Additions	—	—	—	3	—	3	—
Disposals	—	—	—	—	—	—	—
Amortization expense and impairment	(1)	(6)	—	—	—	(7)	—
Transfer during the year	—	2	—	(2)	—	—	—
Effect of changes in foreign exchange rates	(1)	—	(1)	—	—	(2)	(18)

Net balance at September 30, 2020	19	15	13	15	2	64	437

Cost	83	75	38	16	2	214	437
Less accumulated depreciation and impairment	(64)	(60)	(25)	(1)	—	(150)	—

Net balance at September 30, 2020	19	15	13	15	2	64	437

NOTE 15 - TRADE PAYABLES AND OTHER

	At September 30, 2020		At December 31, 2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	708	—	711

Fixed assets payables	—	24	—	43
Employees’ entitlements	—	160	—	171
Taxes payable other than income tax	—	31	—	14
Contract liabilities and other liabilities to customers	4	70	6	54
Other payables	25	17	15	6

Total other	29	302	21	288

Total trade payables and other	29	1,010	21	999

Contract liabilities

	At September 30, 2020		At December 31, 2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	2	—	2	—
Advance payment from customers	1	3	2	5
Unrecognized variable consideration (A)	1	58	2	46
Other	—	9	—	3

Total contract liabilities and other liabilities to customers	4	70	6	54

(A)     Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds, penalties and price concessions.

Revenue of €22 million that related to contract liabilities at December 31, 2019 was recognized during the nine months ended September 30, 2020. Revenue of €38 million generated in the nine months ended September 30, 2020 was deferred.

NOTE 16 - BORROWINGS

16.1 Analysis by nature

(in millions of Euros)	At September 30, 2020							At December 31, 2019
	Nominal Value in Currency	Nominal rate	Effective rate	Nominal Value In Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured Pan-U.S. ABL (due 2022)	$—	Floating	3.45%	—	—	—	—	127
Secured U.S. DDTL (due 2022) (A)	$—	Floating	—	—	—	—	—	—
Secured French Loan (due 2025) (B)	€180	Floating	2.50%	180	—	—	180	—
Secured Inventory Based Facility (due 2021)	—	Floating	—	—	—	—	—	—
Senior Unsecured Notes (C):
Due 2024	$400	5.75%	6.26%	342	(3)	7	346	355
Due 2021	€—	4.63%	5.16%	—	—	—	—	200
Due 2025	$650	6.63%	7.13%	554	(8)	3	549	582
Due 2026	$500	5.88%	6.26%	427	(6)	3	424	449
Due 2026	€400	4.25%	4.57%	400	(5)	2	397	400
Due 2028 (D)	$325	5.625%	6.05%	278	(6)	5	277	—
Unsecured Revolving Credit Facility France (due 2021) (E)	—	Floating	—	—	—	—	—	—
Unsecured Credit facility Switzerland (due 2025) (F)	CHF 20	1.18%	1.18%	18	—	—	18	—
Unsecured Credit facility Germany (due 2022) (G)	—	2.00% - 2.12%	—	—	—	—	—	—
Lease liabilities				197	—	1	198	188
Other loans (H)				65	—	2	67	60

Total Borrowings				2,461	(28)	23	2,456	2,361

Of which non-current							2,371	2,160
Of which current							85	201

(A)    The Pan-U.S. ABL was amended on April 24, 2020 to include a delay-draw term loan (the “U.S. DDTL”) of $166 million. The Pan-U.S. ABL was further amended on September 25, 2020 to, among other things, extend the term loan commitment expiration due date to May 1, 2021.

(B)    One of our French entities entered into a fully committed term loan with a syndicate of banks (the “French Loan”) on May 13, 2020 for an aggregate amount of up to €180 million, of which 80% is guaranteed by the French State. Bpifrance Financement, a related party, provided €30 million of the French Loan. The French Loan will mature no earlier than May 20, 2021, and the Company has the option to extend the French Loan for up to five years.

(C)    Senior Unsecured notes are issued by Constellium SE and guaranteed by certain subsidiaries.

(D)    Constellium SE issued $325 million of 5.625% Senior Notes due 2028 on June 30, 2020. Deferred arrangement fees were €6 million. A portion of the net proceeds from the issuance were used to repay the remaining €200 million of the 4.625% Senior Notes due 2021.

(E)    The Unsecured Revolving Credit Facility has a €4 million borrowing base and is provided by Bpifrance Financement.

(F)     Constellium Valais entered into an uncommitted revolving credit facility on May 22, 2020 for an amount of CHF 20 million, of which 85% is guaranteed by the Swiss state. This facility may be terminated by either party at any time.

(G)     Two of our German entities entered into two credit facilities on July 15, 2020 for a total amount of €50 million, of which 80% is guaranteed by the German State.

(H)     Other loans include €42 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.

16.2 Movements in borrowings

(in millions of Euros)	Nine months ended September 30, 2020	Year ended December 31,2019
At December 31, prior year	2,361	2,151

IFRS 16 application	—	102

At January 1	2,361	2,253

Cash flows
Proceeds from issuance of Senior Notes (A)	290	—
Repayment of Senior Notes (B)	(200)	(100)
Proceeds from French loan	180	—
Proceeds from Swiss credit facility	18	—
(Repayments) / proceeds from U.S. revolving credit facility and other loans	(132)	109
Payment of deferred financing costs	(6)	—
Lease repayments	(25)	(86)
Non-cash changes
Borrowings assumed through business combination	—	75
Movement in interests accrued or capitalized	(12)	1
New leases and other loans	49	75
Deferred arrangement fees and other	4	5
Effects of changes in foreign exchange rates	(71)	29

At the end of the period	2,456	2,361

(A)    The proceeds from the Senior Notes issued on June 30, 2020 were €290 million.

(B)    On August 8, 2019, €100 million of the €300 million outstanding aggregate principal amount of the 4.625% Senior Notes due 2021 were redeemed. On June 30, 2020, the remaining €200 million were redeemed.

16.3 Currency concentration

(in millions of Euros)	At September 30, 2020	At December 31, 2019
U.S. Dollar	1,675	1,597
Euro	747	746
Other currencies	34	18

Total borrowings	2,456	2,361

Covenants

The Group was in compliance with all applicable debt covenants at September 30, 2020 and December 31, 2019, and for the nine months ended September 30, 2020 and the year ended December 31, 2019.

Constellium SE Senior Notes

The indentures for our outstanding Senior Notes contain customary terms and conditions, including amongst other things, limitations on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restrictions on dividends and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Pan-U.S. ABL Facility

This facility contains a fixed charge coverage ratio covenant and an EBITDA contribution ratio covenant along with customary affirmative and negative covenants. Evaluation of compliance with the maintenance covenants is only required if the excess availability falls below 10% of the aggregate revolving loan commitment.

French Loan

The French loan contains a net debt leverage covenant and an interest coverage ratio covenant, the computation of which should be performed on semi-annual testing dates beginning on June 30, 2021.

The French loan also contains customary terms and conditions, including, amongst other things, negative covenants and limitations on incurring additional indebtedness, on selling assets, on certain corporate transactions and reorganizations, on making loans and advances and on entering into certain derivative transactions.

NOTE 17 - FINANCIAL INSTRUMENTS

17.1 Financial assets and liabilities by categories

	At September 30, 2020					At December 31, 2019
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	10	432	—	—	432	184	—	—	184
Trade receivables	11	—	—	398	398	—	—	393	393
Other financial assets		—	26	5	31	—	29	—	29

Total		432	26	403	861	184	29	393	606

	At September 30, 2020					At December 31, 2019
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	15	732	—	—	732	754	—	—	754
Borrowings	16	2,456	—	—	2,456	2,361	—	—	2,361
Other financial liabilities		—	68	6	74	—	44	14	58

Total		3,188	68	6	3,262	3,115	44	14	3,173

17.2 Fair values

The carrying value of the Group’s borrowings at maturity is the redemption value.

The fair values of Constellium SE Senior Notes issued in May 2014, February 2017, November 2017 and June 2020 account for 101.7%, 102.6%, 101.4% and 101.9% respectively of their nominal values and amount to €348 million, €569 million, €839 million and €283 million, respectively, at September 30, 2020.

All derivatives are presented at fair value in the Interim Statement of Financial Position. The fair values of the other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

	At September 30, 2020			At December 31, 2019
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Aluminium and premium future contracts	1	10	11	1	8	9
Energy future contracts	—	1	1	—	—	—
Other future contracts	—	1	1	—	—	—
Currency commercial contracts	7	11	18	5	12	17
Currency net debt derivatives	—	—	—	1	2	3

Other financial assets - derivatives	8	23	31	7	22	29

Aluminium and premium future contracts	5	9	14	4	10	14
Energy future contracts	—	—	—	—	1	1
Other future contracts	—	2	2	2	4	6
Currency commercial contracts	5	27	32	12	16	28
Currency net debt derivatives	21	5	26	5	4	9

Other financial liabilities - derivatives	31	43	74	23	35	58

17.3 Valuation hierarchy

The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 is based on a quoted price (unadjusted) in active markets for identical financial instruments. Level 1 includes aluminium, copper and zinc futures that are traded on the LME.

•

Level 2 is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices). Level 2 includes foreign exchange derivatives;

•

Level 3 is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At September 30, 2020				At December 31, 2019
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	11	20	—	31	8	21	—	29
Other financial liabilities - derivatives	15	59	—	74	19	39	—	58

There were no transfer of asset or liability into or out of Level 1, Level 2 or Level 3 during the nine months ended September 30, 2020 and the year ended December 31, 2019.

NOTE 18 - FINANCIAL RISK MANAGEMENT

The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates, metal prices and interest rates, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategy.

Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk including foreign exchange risk, commodity price risk and interest rate risk ; (ii) credit risk and (iii) liquidity and capital management risk.

18.1 Market risk

The Group has agreed to supply a major customer with fabricated metal products from a Euro functional currency entity and invoices in U.S. Dollars. The Group entered into significant foreign exchange derivatives that matched related highly probable future conversion sales. The Group designates these derivatives for hedge accounting, with a total nominal amount of $357 million at September 30, 2020 ($233 million at December 31, 2019) and maturities from 2020 to 2025.

For hedges that do not qualify for hedge accounting, any mark-to-market movements are recognized in Other gains and losses - net.

The table below details the effect of foreign currency derivatives in the Interim Income Statement and the Interim Statement of Comprehensive Income / (Loss):

		Three months ended		Nine months ended
		September 30,		September 30,
(in millions of Euros)	Notes	2020	2019	2020	2019
Derivatives that do not qualify for hedge accounting
Included in Other gains and losses - net
Realized (losses) / gains on foreign currency derivatives - net	6	(1)	3	1	6
Unrealized (losses) / gains on foreign currency derivatives - net (A)	6	(9)	4	(11)	5
Derivatives that qualify for hedge accounting
Included in Revenue
Realized losses on foreign currency derivatives - net	6	(2)	(2)	(7)	(4)
Unrealized gains / (losses) on foreign currency derivatives - net	6	2	(1)	2	(1)
Included in Other gains and losses - net
Losses reclassified from OCI as a result of hedge accounting discontinuation (B)	6	—	—	(5)	—
Included in Other comprehensive income / (loss)			—
Unrealized gains / (losses) on foreign currency derivatives - net		13	(13)	7	(20)
(Losses) / gains reclassified from cash flow hedge reserve to the Interim Income Statement		(1)	3	5	5

(A)     Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when the related sales are recognized.

(B)     In the nine months ended September 30, 2020, we determined that a portion of the hedged forecasted sales for the remainder of 2020 and for 2021, to which hedge accounting is applied, was no longer expected to occur. As a result, the fair value of the related derivatives accumulated in equity was reclassified in the Interim Income Statement and resulted in a €5 million loss.

Translation exposures

Foreign exchange impacts related to the translation to Euro of net investments in foreign subsidiaries, and the related revenues and expenses are not hedged as the Group operates in these various countries on a permanent basis except as described below.

In June 2018, the Group entered into forward contracts with a nominal amount of CHF 174 million to hedge the currency risk associated with the translation of the net assets of its Swiss operations into the Group’s presentation currency. The Group designated these derivatives as a net investment hedge. A loss of €3 million related to these forward contracts was included in Currency translation differences within Other comprehensive income in 2019.

18.2 Liquidity and capital risk management

The liquidity requirements of the Group are funded by drawing on available cash and credit facilities.

The borrowing base was $307 million for the Pan-U.S. ABL, $166 million for the U.S. DDTL, and €75 million for the French Inventory Based Facility at September 30, 2020. After the deduction of amounts drawn and letters of credit, the Group had €472 million of outstanding availability under these facilities at September 30, 2020.

Liquidity was €1,018 million at September 30, 2020, comprised of €432 million of cash and cash equivalents and €586 million of available undrawn facilities, including the €472 million described above.

NOTE 19 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

19.1 Actuarial assumptions

Pension and other post-employment benefit obligations were updated based on the discount rates applicable at September 30, 2020, as displayed in the following table

	At September 30, 2020	At December 31, 2019
Switzerland	0.00%	0.15%
US
Hourly pension	2.60% - 2.75%	3.15% - 3.25%
Salaried pension	2.65%	3.25%
OPEB	2.60% - 2.90%	3.20% - 3.40%
Other benefits	2.35% - 2.65%	3.00% - 3.20%
France
Retirements	0.70%	0.95%
Other benefits	0.60%	0.80%
Germany	0.80%	1.00%

19.2 Amounts recognized in the Interim Statement of Financial Position

	At September 30,			At December 31,
	2020			2019
	Pension	Other		Pension	Other
(in millions of Euros)	Benefits	Benefits	Total	Benefits	Benefits	Total
Present value of funded obligation	788	—	788	768	—	768
Fair value of plan assets	(437)	—	(437)	(445)	—	(445)

Deficit of funded plans	351	—	351	323	—	323

Present value of unfunded obligation	137	226	363	127	220	347

Net liability arising from defined benefit obligation	488	226	714	450	220	670

19.3 Amounts recognized in the Interim Income Statement

	Three months ended September 30,
	2020			2019
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(5)	(2)	(7)	(3)	(2)	(5)
Past service cost	—	—	—	—	(1)	(1)
Net interest	(1)	(2)	(3)	(2)	(2)	(4)
Immediate recognition of gains / (losses) arising over the period	—	(1)	(1)	—	(1)	(1)
Administration expenses	(1)	—	(1)	(1)	—	(1)

Total	(7)	(5)	(12)	(6)	(6)	(12)

	Nine months ended September 30,
	2020			2019
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(16)	(5)	(21)	(12)	(5)	(17)
Past service cost	—	(2)	(2)	—	(1)	(1)
Net interest	(4)	(5)	(9)	(6)	(6)	(12)
Immediate recognition of gains / (losses) arising over the period	—	(1)	(1)	—	(3)	(3)
Administration expenses	(2)	—	(2)	(2)	—	(2)

Total	(22)	(13)	(35)	(20)	(15)	(35)

19.4 Movement in net defined benefit obligations

	Defined benefit obligations				Net defined
(in millions of Euros)	Pension benefits	Other benefits	Total	Plan Assets	benefit liability
At January 1, 2020	895	220	1,115	(445)	670

Included in the Interim Income Statement
Current service cost	16	5	21	—	21
Interest cost / (income)	10	5	15	(6)	9
Past service cost	—	2	2	—	2
Immediate recognition of gains / (losses) arising over the year	—	1	1	—	1
Administration expenses	—	—	—	2	2

Included in the Interim Statement of Comprehensive Income / (Loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	—	—
—changes in financial assumptions	41	14	55	—	55
—changes in demographic assumptions	—	—	—	—	—
—experience losses	1	1	2	—	2
Effects of changes in foreign exchange rates	(12)	(9)	(21)	8	(13)

Included in the Interim Statement of Cash Flows
Benefits paid	(29)	(14)	(43)	26	(17)
Contributions by the Group	—	—	—	(18)	(18)
Contributions by the plan participants	3	1	4	(4)	—
At September 30, 2020	925	226	1,151	(437)	714

Ravenswood OPEB disputes

In 2018, the Group announced a plan to transfer certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan (“the Plan”) from a company sponsored program to a third-party health network that provides similar benefits at a lower cost. This change in benefits resulted in the recognition of a gain of €36 million from negative past service cost, which was reduced by €3 million in 2019 and €2 million in the nine months ended September 30, 2020, to reflect delays in the estimated implementation timetable. The United Steelworkers Local Union 5668 (the “Union”) is contesting the OPEB amendments and filed a lawsuit against Constellium Rolled Products Ravenswood, LLC (“Ravenswood”) in a federal district court in West Virginia (the “District Court”) seeking to enjoin the Plan changes and to compel arbitration. The Court issued an order in December 2018, enjoining Ravenswood from implementing the OPEB amendments pending resolution in arbitration. In September 2019, the arbitrator issued a decision ruling against Ravenswood and sustaining the Union’s grievance. Ravenswood filed a motion in the District Court to vacate this decision, which was denied in June 2020. In July 2020, Ravenswood appealed that denial to the Fourth Circuit Court of Appeals. The Group intends to continue to vigorously defend this matter as it believes it has a strong legal position and it is probable that Ravenswood will ultimately prevail and be able to implement the OPEB amendments.

Additionally, during 2019, the Union filed a grievance disputing the existing limitation of Ravenswood’s liability for the healthcare costs of pre-Medicare retirees. An arbitration was held in August 2020, briefs have been submitted and the parties are awaiting the arbitrator’s decision. The Group believes that the Union’s grievance is without merit and intends to continue to defend it vigorously.

19.5 Net defined benefit obligations by country

	At September 30, 2020			At December 31, 2019
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	171	(3)	168	161	(3)	158
Germany	144	(1)	143	144	(1)	143
Switzerland	308	(214)	94	299	(214)	85
United States	527	(219)	308	510	(227)	283
Other countries	1	—	1	1	—	1

Total	1,151	(437)	714	1,115	(445)	670

NOTE 20 - PROVISIONS

(in millions of Euros)	Notes	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2020		90	4	28	122
Allowance		—	13	3	16
Amounts used		—	(8)	—	(8)
Unused amounts reversed		(1)	—	(4)	(5)
Unwinding of discounts		1	—	—	1
Effects of changes in foreign exchange rates		(1)	—	—	(1)

At September 30, 2020		89	9	27	125

Current		6	8	13	27
Non-Current		83	1	14	98

Total Provisions		89	9	27	125

Restructuring costs

For the nine months ended September 30, 2020, restructuring costs amounted to €13 million and included mostly provisions associated with headcount reductions in the U.S. and in Europe.

Legal claims and other costs

(in millions of Euros)	At September 30, 2020	At December 31, 2019
Litigation	18	21
Disease claims	5	4
Other	4	3

Total Provisions for legal claims and other costs	27	28

Contingencies

The Group is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters and other commercial matters. The Group records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. In exceptional cases, when the Group considers that disclosures relating to provisions and contingencies may prejudice its position, disclosures are limited to the general nature of the dispute.

The Group was subject to an arbitration by a customer claiming that Constellium had supplied defective products as a result of which the customer alleged it had suffered significant damages. The Group considered that this claim was without merit on both technical and legal grounds and believed it was not probable that the claim would result in a loss. This matter was satisfactorily resolved in 2020.

NOTE 21 - NON-CASH INVESTING AND FINANCING TRANSACTIONS

Property, plant and equipment acquired through leases or financed by third parties were €49 million and €61 million for the nine months ended September 30, 2020, and 2019, respectively. These leases and financings are excluded from the Interim Statement of Cash Flow as they are non-cash investing transactions.

The fair value of vested Restricted Stock Units and Performance Stock Units was €14 million and €6 million for the nine months ended September 30, 2020 and 2019, respectively. The fair values are excluded from the Interim Statement of Cash Flows as non-cash financing activities.

NOTE 22 - SHARE CAPITAL

Share capital amounted to €2,799,253 at September 30, 2020, divided into 139,962,672 ordinary shares, with a nominal value of two cents and fully paid-up. All shares are of the same class and have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2020	137,867,418	3	420
New shares issued	2,095,254	—	—

At September 30, 2020	139,962,672	3	420

NOTE 23 - SHARE-BASED COMPENSATION

Description of plans

Performance-Based Restricted Stock Units (equity-settled)

In April 2020, the Company granted Performance Stock Units (PSUs) to selected employees. These units will vest three years from the grant date if the following conditions are met:

•	A vesting condition under which the beneficiaries must be continuously employed by the Company through the end of the vesting period; and

•

A performance condition, contingent on the Total Stockholder Return (TSR) performance of Constellium shares over the vesting period compared to the TSR of specified indices. PSUs will ultimately vest based on a vesting multiplier which ranges from 0% to 200%.

The following table lists the inputs to the model used for the PSUs granted in April 2020:

April 2020 PSUs
Fair value at grant date (in euros)	6.65
Share price at grant date (in euros)	4.64
Dividend yield	—
Expected volatility (A)	63%
Risk-free interest rate (US government bond yield)	0.36%
Model used	Monte Carlo

Restricted Stock Units Award Agreements (equity-settled)

In April 2020, the Company granted Restricted Stock Units (RSUs) to a certain number of employees subject to the beneficiaries remaining continuously employed within the Group from the grant date through the end of the three-year vesting period.

The fair value of RSUs awarded under the plan is the quoted market price at grant date.

Expense recognized during the year

Share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based on the fair value of a potential ordinary share at the grant date. The total expense related to the potential ordinary shares amounted to €11 million and €12 million for the nine months ended September 30, 2020, and 2019 respectively.

Movement of potential shares

The following table illustrates the number and movements in potential shares:

	Performance Share Units (PSUs)	Restricted Stock Units (RSUs)	Equity Award Plans	Total Potential Shares
At December 31, 2019	2,519,294	2,066,503	79,526	4,665,323

Granted (A)	1,049,839	910,047	—	1,959,886
Over-performance	677,944	—	—	677,944
Vested	(1,458,985)	(589,655)	(46,614)	(2,095,254)
Forfeited (B)	(193,765)	(142,969)	—	(336,734)

At September 30, 2020	2,594,327	2,243,926	32,912	4,871,165

(A)     For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.

(B)     For potential shares related to PSUs, 193,765 were forfeited following the departure of certain beneficiaries and none were forfeited in relation to the non-fulfillment of performance conditions.

NOTE 24 - COVID-19-RELATED GOVERNMENT ASSISTANCE

In the nine months ended September 30, 2020, the Group received government assistance in various forms, including government-guaranteed facilities in France, Germany, and Switzerland (see NOTE 16 - Borrowings), as well as subsidies to compensate for the cost of employees furloughed as a result of the Covid-19 downturn in various jurisdictions. These subsidies were recognized where there was reasonable assurance that they would be received and all attached conditions would be complied with. For the nine months ended September 30, 2020, Covid-19-related subsidies in the amount of €19 million were accounted for as a deduction of employee benefit expenses.

NOTE 25 - SUBSEQUENT EVENTS

No subsequent events identified.